SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                 Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                 )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to the results of the Group for the nine months ended September 30, 2021, dated October 22, 2021	A-1

1.2	Announcement in relation to continuing connected transactions and discloseable transactions under new engineering framework agreement and new ancillary telecommunications services framework agreement, dated October 22, 2021	B-1

1.3	Announcement in relation to proposed amendments to the articles of association of the Company, dated October 22, 2021	C-1

1.4	Announcement in relation to continuing connected transactions and discloseable transactions under financial services framework agreements, dated October 22, 2021	D-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will”, “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

2

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our suppliers and other business partners;

•

the impact of the COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies, delay in network construction progress and fluctuation of labor supply and demand due to travel and other restrictions, and increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

the impact of Executive Order 13959 signed by the then President of the United States (as subsequently amended on January 13, 2021 and June 3, 2021, the “Executive Order”), and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with the Executive Order, including the completed delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

3

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 22, 2021	By:	/s/ Ke Ruiwen
		Name:	Ke Ruiwen
		Title:	Chairman and Chief Executive Officer

5

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中國電信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

THE THIRD QUARTER REPORT OF 2021

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) hereby announces the results of the Group for the nine months ended 30 September 2021. This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

IMPORTANT NOTICE

The Board, the Supervisory Committee, Directors, Supervisors and senior management personnel of the Company warrant that the information in this quarterly report is true, accurate, complete and contains no false record, misleading statement or material omission, and assume several and joint liabilities for the information contained herein.

The Company’s person-in-charge, the principal-in-charge of accounting and the person-in- charge of accounting department of the Company (the principal officer of accounting), hereby warrant that the financial statements contained in this quarterly report are true, accurate and complete.

Whether the Third Quarter Report of 2021 of the Company is audited

☐  Yes ☒  No

I.	KEY FINANCIAL DATA

Financial information set out in this announcement has been prepared in accordance with the International Financial Reporting Standards.

Amounts expressed in RMB million unless otherwise specified.

	For the			The year-on- year increase/
	three months		From the	decrease from
	ended	The year-on-	beginning of	the beginning
	30 September	year increase/	the year to	of the year to
	2021	decrease in	the end of	the end of
	(the “reporting	the reporting	the reporting	the reporting
Item	period”)	period (%)	period	period (%)
Operating revenues	110,004	11.3	329,241	12.5
Profit attributable to equity holders of the Company	5,584	17.4	23,327	24.7
Basic earnings per share (RMB per share)	0.06	0.0	0.28	21.7

			Increase/
			decrease as
			at the end of
			the reporting
	As at		period as
	the end of	As at	compared to
	the reporting	the end of	the end of
	period	last year	last year (%)
Total assets	763,268	715,096	6.7
Equity attributable to equity holders of the Company	426,206	363,456	17.3

II.	SHAREHOLDER INFORMATION

As of the end of the reporting period, total number of the Company’s shareholders was 1,097,933 (including 1,096,291 A shareholders and 1,642 H shareholders) and there were no holders of preference shares with voting rights restored.

The top 10 shareholders as of the end of the reporting period are as follows:

Unit: Share

	Nature of shareholder	Number of shares held	Shareholding percentage (%)	Number of restricted shares held	Status of shares pledged, marked or locked up
Name of Shareholder					Status of shares	Number
China Telecommunications Corporation	State-owned legal person	57,377,053,317	62.70	57,377,053,317	None	—
HKSCC Nominees Limited	Foreign legal person	13,849,246,623	15.13	0	Unknown	—
Guangdong Rising Holdings Group Co., Ltd.	State-owned legal person	5,614,082,653	6.14	5,614,082,653	Unknown	—
Zhejiang Provincial Financial Development Co., Ltd	State-owned legal person	2,137,473,626	2.34	2,137,473,626	Unknown	—
Fujian Investment & Development Group Co., Ltd	State-owned legal person	969,317,182	1.06	969,317,182	Unknown	—
Jiangsu Guoxin Group Limited	State-owned legal person	957,031,543	1.05	957,031,543	Unknown	—
Suzhou High Speed Rail New Town Economic Development Co., Ltd	Unknown	662,251,000	0.72	662,251,000	Unknown	—
Chengdu Vanguard Capital Management Limited – Chengdu Major Industrialisation Project Phase I Equity Investment Fund Limited	Unknown	662,251,000	0.72	662,251,000	Unknown	—
China State-owned Enterprises Structural Adjustment Fund Co., Ltd	Unknown	551,876,000	0.60	551,876,000	Unknown	—
Yingda International Holdings Group Co., Ltd.	Unknown	441,501,000	0.48	441,501,000	Unknown	—

Note 1:	The HKSCC Nominees Limited is the nominee shareholder of the H shares of the Company held by the non-registered shareholders.

Note 2:	The Company is not aware of any connected relationship among the aforementioned shareholders or whether they act in concert.

The top 10 shareholders of unrestricted tradable shares as of the end of the reporting period are as follows:

Unit: Share

	Number of
	unrestricted
	tradable	Type and number of shares
Name of Shareholder	shares held	Type of shares	Number
HKSCC Nominees Limited	13,849,246,623	Overseas listed foreign shares	13,849,246,623
Zhang Ting	17,364,400	RMB ordinary shares	17,364,400
Kong Fan Xing	17,000,000	RMB ordinary shares	17,000,000
China Merchants Bank Co.,Ltd. – Hong De Rui Xing Three-Year Investment Fund	15,690,600	RMB ordinary shares	15,690,600
Gu Li Ming	15,224,700	RMB ordinary shares	15,224,700
Gu Jia Wei	15,205,700	RMB ordinary shares	15,205,700
Hua Rong Rong Da Futures – ICBC – Hua Xin Ying Xin No. 9 Asset Management Plan	8,810,700	RMB ordinary shares	8,810,700
Industrial and Commercial Bank of China Limited – Rong Tong Domestic Demand Driven Equity Fund	5,919,000	RMB ordinary shares	5,919,000
Liu Hui Hua	5,600,000	RMB ordinary shares	5,600,000
Li Ting Hu	5,003,500	RMB ordinary shares	5,003,500

Note 1:	The HKSCC Nominees Limited is the nominee shareholder of the H shares of the Company held by the non-registered shareholders.

Note 2:	The Company is not aware of any connected relationship among the aforementioned shareholders or whether they act in concert.

Note 3:	As of the end of the reporting period, shareholder Kong Fan Xing ( 孔 繁 興 ) held 17,000,000 shares of the Company, all of which were held through credit securities accounts.

III.	OTHER IMPORTANT INFORMATION

Other important information in relation to the operation of the Company of which investors should be aware

☒  Applicable    ☐  Not applicable

	As at	As at
	30 September 2021/	30 September 2020/
	For the period from	For the period from
	1 January 2021 to	1 January 2020 to
	30 September 2021	30 September 2020
Mobile Subscribers (Million)	369.66	349.35
Net Add of Mobile Subscribers (Million)	18.64	13.78
5G Package Subscribers (Million)	155.54	64.80
Net Add of 5G Package Subscribers (Million)	69.04	60.19
Handset Data Traffic (kTB)	33,977.2	24,392.5
Wireline Broadband Subscribers (Million)	167.64	156.75
Net Add of Wireline Broadband Subscribers (Million)	9.11	3.62
Access Lines in Service (Million)	107.09	108.35
Net Increase/(Decrease) of Access Lines in Service (Million)	(0.79)	(2.50)

Note:	Mobile subscribers and net add of mobile subscribers include 5G package subscribers and net add of 5G package subscribers.

In the first three quarters of 2021, the Company captured the period of strategic opportunities brought by the booming digital economy. Taking A-share IPO as an opportunity, the Company comprehensively deepened its “Cloudification and Digital Transformation” strategy, expanded integrated intelligent information services with customer-oriented approach, built core capabilities for sci-tech innovation, and constructed new information infrastructure featuring cloud-network integration. The Company also expanded the industry and capital ecologies with open cooperation, speeded up system and mechanism reforms, and reinforced the solid foundation of network and information security so as to advance its green development and achieve rapid growth of operating results.

For the first three quarters of 2021, operating revenues were RMB329,241 million, representing an increase of 12.5% over the same period of last year, of which service revenues1 were RMB304,271 million, representing an increase of 8.3% over the same period of last year. The profit attributable to equity holders of the Company was RMB23,327 million, representing an increase of 24.7% over the same period of last year and an increase of 17.1% over the same period of last year excluding the one-off after-tax gain from the disposals of E-surfing Pay Co. Ltd and China Telecom Leasing Corporation Limited of RMB1,416 million. Basic earnings per share was RMB0.28, representing an increase of 21.7% over the same period of last year. EBITDA2 was RMB96,348 million, representing an increase of 4.5% over the same period of last year. EBITDA margin3 was 31.7%, and free cash flow was RMB23,168 million, representing an increase of 19.6% over the same period of last year.

In the field of personal communication and information service, the Company continued to deepen co-building and co-sharing, leveraged the edge of deepened integration of 5G and e-Surfing Cloud to forge a high-quality service experience, while also comprehensively deployed the application and privilege portfolio for individual customers with an aim to establish the individual digital life covering entertainment, work and study, expand the potential value space for 5G, and propel enhancement in both scale and value of mobile subscribers. In the first three quarters of 2021, the revenues from mobile communications service amounted to RMB140,528 million, representing an increase of 6.3% over the same period of last year. The total number of mobile subscribers reached approximately 370 million with a net addition of 18.64 million, which continued to maintain an industry-leading position. The number of 5G package subscribers reached approximately 156 million with a net addition of 69.04 million, while the penetration rate reached 42.1%. The total handset data traffic increased by 39.3% year-on-year, and mobile ARPU amounted to RMB45.4, which continued to increase over the same period of last year.

In the field of home communication and information services, with a focus on the digital life in all scenes, and leveraging the strengths in cloud-network integration, the Company created the high-quality “Triple-Gigabit” ubiquitous connectivity services, comprising 5G+Fibre Broadband+WiFi6. It also established E-surfing Digital Life Technology Co.,Ltd. (天翼數字生活科技有限公司) to build a Smart Family platform that aggregates different industry ecologies such as content, applications and smart home devices, and to develop integrated information services covering Smart Family, smart community and digital village. For the first three quarters of 2021, wireline and Smart Family service revenues of the Company amounted to RMB85,498 million, representing an increase of 4.7% year-on-year. The total number of wireline broadband subscribers reached approximately 168 million with a net increase of 9.11 million, while revenue from broadband access reached RMB56,896 million, representing a year-on-year growth of 6.8%. Broadband access ARPU reached RMB38.8, maintained the rebounce momentum over the same period of last year. Revenue from Smart Family increased by 30.3% year- on-year, driving the broadband blended ARPU to RMB46.1, representing an increase of 4.5% year-on-year.

[1]	Service revenues are calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.
[2]	EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[3]	EBITDA margin is calculated based on EBITDA divided by service revenues.

In the field of government and enterprise communication and information services, the Company deeply integrated the essential elements of the digital economy with emerging information technologies and repackaged its fundamental capabilities with 5G, e-Surfing Cloud and security as the core to foster the vigorous market demand. 5G business model had been evolving continuously with a series of benchmark projects widely replicated. E-surfing Cloud Technology Limited Company (天翼雲科技有限公司) was set up officially and e-Surfing Cloud kept its industry leading position leveraging on its servicing capabilities of cloud polymorphism, including public cloud, private cloud, dedicated cloud and hybrid cloud, as well as its IDC resources, which are the greatest in number and widest in distribution in China. In the first three quarters of 2021, the Company’s Industrial Digitalisation service maintained rapid growth and recorded revenue of RMB74,090 million, representing an increase of 16.8% over the same period of last year, maintaining the industry-leading position in terms of revenue and market share.

From January to September 2021, the Group’s operating expenses were RMB300,987 million, representing an increase of 12.7% over the same period of last year. Depreciation and amortisation were RMB68,094 million, representing an increase of 2.3% over the same period of last year. Network operations and support expenses were RMB96,718 million, representing an increase of 12.7% over the same period of last year, mainly due to the Company’s continuous improvement of network quality and capabilities to support the rapid development of 5G, government and enterprise business, and other emerging businesses. Selling, general and administrative expenses were RMB42,966 million, representing an increase of 6.7% over the same period of last year, mainly because the Company increased its investment in research and development while maintaining the necessary deployment in marketing resources to firmly seize the 5G development opportunity. Personnel expenses were RMB60,507 million, representing an increase of 10.5% over the same period of last year, mainly due to the appropriate increase in the introduction of technological talents and the incentives for high-performance teams. Other operating expenses were RMB32,702 million, representing an increase of 67.5% over the same period of last year, mainly due to the substantial increase in sales of mobile terminal products such as 5G mobile phones. Net finance costs were RMB1,309 million, representing a decrease of 44.8% from the same period of last year. With the sound operating performance and cash flow, the issuance of A shares effectively guaranteed the capital needs of key investment projects while the scale of interest-bearing debts was effectively reduced.

Looking forward, while capturing the current important period of strategic opportunities, the Company will strive to transform its model of development and growth to become a service-oriented, technology-oriented and security-oriented enterprise. Taking A-share IPO as an opportunity, the Company will deepen its “Cloudification and Digital Transformation” strategy, expand its customer-oriented integrated intelligent information services, and pursue breakthroughs in key technologies and accumulation for the next generation technologies. The Company will also build core capabilities for sci-tech innovation, construct the green and low-carbon new information infrastructure featuring cloud-network integration and leverage its digitalised platform to empower the green development of numerous walks of life. Leveraging the synergies with strategic investors, the Company will build industry and capital ecologies with strong alliance and open cooperation. Through the implementation of system and mechanism reforms, the Company will stimulate corporate vitality and intrinsic motivation and reinforce the solid foundation of network and information security, striving to build the cornerstone for the development of digital economy. The Company will also facilitate the construction of Cyberpower and Digital China, safeguard network and information security and promote rural revitalisation, so as to create a better digital life for customers and share the results of high-quality development with shareholders.

IV.	QUARTERLY FINANCIAL STATEMENTS

(1)	Type of audit opinion

☐ Applicable ☒ Not applicable

(2)	Financial statements

Financial statements prepared in accordance with International Financial Reporting Standards are set out in Appendix to this announcement.

(3)	Adjustment to financial statements at the beginning of the year since 2021 due to application of the new lease accounting standard for the first time

☐ Applicable ☒ Not applicable

This announcement has been prepared in Chinese and English. In case of discrepancy, the Chinese version shall prevail.

By Order of the Board
China Telecom Corporation Limited
Ke Ruiwen
Chairman and Chief Executive Officer

Beijing, China, 22 October 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward- looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

APPENDIX – FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

at 30 September 2021

(Amounts in million)

	30 September 2021	31 December 2020
	RMB	RMB
ASSETS
Non-current assets
Property, plant and equipment, net	395,308	418,605
Construction in progress	64,822	48,425
Right-of-use assets	52,415	59,457
Goodwill	29,919	29,920
Intangible assets	17,117	18,508
Interests in associates	40,612	40,303
Financial assets at fair value through profit or loss	141	73
Equity instruments at fair value through other comprehensive income	912	1,073
Deferred tax assets	7,142	8,164
Other assets	5,860	6,552

Total non-current assets	614,248	631,080

Current assets
Inventories	5,264	3,317
Income tax recoverable	58	334
Accounts receivable, net	32,868	21,502
Contract assets	1,257	604
Prepayments and other current assets	21,685	25,167
Short-term bank deposits and restricted cash	2,244	9,408
Cash and cash equivalents	85,644	23,684

Total current assets	149,020	84,016

Total assets	763,268	715,096

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED) (Continued)

at 30 September 2021

(Amounts in million)

	30 September	31 December
	2021	2020
	RMB	RMB
LIABILITIES AND EQUITY
Current liabilities
Short-term debt	4,883	27,994
Current portion of long-term debt	6,133	1,126
Accounts payable	125,019	107,578
Accrued expenses and other payables	62,406	57,053
Contract liabilities	61,198	63,849
Income tax payable	5,181	350
Current portion of lease liabilities	11,505	13,192

Total current liabilities	276,325	271,142

Net current liabilities	(127,305)	(187,126)

Total assets less current liabilities	486,943	443,954

Non-current liabilities
Long-term debt	7,362	24,222
Lease liabilities	22,793	27,455
Deferred tax liabilities	24,842	24,208
Other non-current liabilities	3,272	1,894

Total non-current liabilities	58,269	77,779

Total liabilities	334,594	348,921

Equity
Share capital	91,507	80,932
Reserves	334,699	282,524

Total equity attributable to equity holders of the Company	426,206	363,456
Non-controlling interests	2,468	2,719

Total equity	428,674	366,175

Total liabilities and equity	763,268	715,096

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

for the nine-month period ended 30 September 2021

(Amounts in million except per share data)

	Nine-month period ended
	30 September
	2021	2020
	RMB	RMB
Operating revenues	329,241	292,614
Operating expenses
Depreciation and amortisation	(68,094)	(66,574)
Network operations and support	(96,718)	(85,847)
Selling, general and administrative	(42,966)	(40,251)
Personnel expenses	(60,507)	(54,782)
Other operating expenses	(32,702)	(19,524)

Total operating expenses	(300,987)	(266,978)

Operating profit	28,254	25,636
Net finance costs	(1,309)	(2,370)
Investment income and others	2,238	58
Share of profits of associates	1,304	1,148

Profit before taxation	30,487	24,472
Income tax	(7,051)	(5,580)

Profit for the period	23,436	18,892

Other comprehensive income for the period
Items that will not be reclassified subsequently to profit or loss:
Change in fair value of investments in equity instruments at fair value through other comprehensive income	(128)	(304)
Deferred tax on change in fair value of investments in equity instruments at fair value through other comprehensive income	36	76

	(92)	(228)

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED) (Continued)

for the nine-month period ended 30 September 2021

(Amounts in million except per share data)

	Nine-month period ended
	30 September
	2021	2020
	RMB	RMB
Items that may be reclassified subsequently to profit or loss:
Exchange difference on translation of financial statements of subsidiaries outside mainland China	(60)	(37)
Share of other comprehensive income of associates	—	(4)

	(60)	(41)

Other comprehensive income for the period, net of tax	(152)	(269)

Total comprehensive income for the period	23,284	18,623

Profit attributable to
Equity holders of the Company	23,327	18,706
Non-controlling interests	109	186

Profit for the period	23,436	18,892

Total comprehensive income attributable to
Equity holders of the Company	23,175	18,437
Non-controlling interests	109	186

Total comprehensive income for the period	23,284	18,623

Basic earnings per share	0.28	0.23

Number of shares (in million)	91,507	80,932

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

for the nine-month period ended 30 September 2021

(Amounts in million)

		Nine-month period ended
		30 September
	Notes	2021	2020
		RMB	RMB
Net cash from operating activities	(a)	119,930	98,153

Cash flows used in investing activities
Capital expenditure		(57,105)	(45,172)
Purchase of investments		(106)	(74)
Payments for right-of-use assets		(12)	(110)
Proceeds from disposal of property, plant and equipment		501	296
Proceeds from disposal of right-of-use assets		48	10
Proceeds from disposal of investments		37	36
Net cash inflow from disposal of subsidiaries		3,764	—
Payments for equity instruments at fair value through other comprehensive income		(93)	—
Purchase of short-term bank deposits		(7,844)	(4,713)
Maturity of short-term bank deposits		9,135	4,003

Net cash used in investing activities		(51,675)	(45,724)

Cash flows used in financing activities
Proceeds from A Shares Offering, net of issuing expenses		47,518	—
Repayments of principal of lease liabilities		(8,607)	(8,215)
Proceeds from bank and other loans		30,583	43,285
Repayments of bank and other loans		(64,031)	(66,988)
Payment of dividends		(8,439)	(9,262)
Distribution to non-controlling interests		—	(5)
Contribution from non-controlling interests		79	—
Net deposits with Finance Company		(3,131)	36
Increase in statutory reserve deposits placed by Finance Company		(220)	(655)

Net cash used in financing activities		(6,248)	(41,804)

Net increase in cash and cash equivalents		62,007	10,625
Cash and cash equivalents at 1 January		23,684	20,791
Effect of changes in foreign exchange rate		(47)	(38)

Cash and cash equivalents at 30 September		85,644	31,378

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED) (Continued)

for the nine-month period ended 30 September 2021

(Amounts in million)

(a)	Reconciliation of profit before taxation to net cash from operating activities

	Nine-month period ended
	30 September
	2021	2020
	RMB	RMB
Profit before taxation	30,487	24,472
Adjustment for:
Depreciation and amortisation	68,094	66,574
Impairment losses for financial assets and other items, net of reversal	2,316	2,229
Write down of inventories, net of reversal	30	(10)
Investment income and others	(2,238)	(58)
Share of profits of associates	(1,304)	(1,148)
Interest income	(579)	(386)
Interest expense	1,938	2,633
Net foreign exchange (gain)/loss	(50)	123
Net loss on retirement and disposal of long-lived assets	3,812	2,691

Operating profit before changes in working capital	102,506	97,120
Increase in accounts receivable	(14,262)	(13,141)
Increase in contract assets	(662)	(392)
Increase in inventories	(1,978)	(724)
Increase in prepayments and other current assets	(248)	(1,086)
Decrease in restricted cash	123	390
(Increase)/Decrease in other assets	(631)	850
Increase in accounts payable	21,100	7,807
Increase in accrued expenses and other payables	19,316	10,034
Decrease in contract liabilities	(2,620)	(302)
(Decrease)/Increase in deferred revenues	(22)	236

Cash generated from operations	122,622	100,792
Interest received	634	391
Interest paid	(1,745)	(2,737)
Investment income received	860	582
Income tax paid	(2,441)	(875)

Net cash from operating activities	119,930	98,153

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中國電信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

CONTINUING CONNECTED TRANSACTIONS AND

DISCLOSEABLE TRANSACTIONS UNDER NEW ENGINEERING

FRAMEWORK AGREEMENT AND NEW ANCILLARY

TELECOMMUNICATIONS SERVICES FRAMEWORK AGREEMENT

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcements published on 20 August 2018 and 29 April 2021 and the circular published on 10 September 2018 in relation to certain continuing connected transactions including, among others, the connected transactions under the Existing Engineering Framework Agreement, the Existing Ancillary Telecommunications Services Framework Agreement, the Existing Interconnection Settlement Agreement, the Existing Community Services Framework Agreement, the Existing Centralised Services Agreement, the Existing Property Leasing Framework Agreement, the Existing IT Services Framework Agreement, the Existing Supplies Procurement Services Framework Agreement, the Existing Internet Applications Channel Services Framework Agreement and the Existing Payment and Digital Finance Related Services Framework Agreement. The agreements governing the above continuing connected transactions will expire on 31 December 2021.

The Board announces that, on 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement, the New Interconnection Settlement Agreement, the New Community Services Framework Agreement, the New Centralised Services Agreement, the New Property and Land Use Right Leasing Framework Agreement, the New IT Services Framework Agreement, the New Supplies Procurement Services Framework Agreement, the New Internet Applications Channel Services Framework Agreement, the Lease Financing Framework Agreement, the Telecommunications Resources Leasing Agreement, the New Trademark License Agreement and the Intellectual Property License Framework Agreement with a term from 1 January 2022 to 31 December 2024. In addition, on 22 October 2021, the Company and E-surfing Pay have entered into the New Payment and Digital Finance Related Services Framework Agreement with a term from 1 January 2022 to 31 December 2024. The principal terms of the Agreements are set out below in this announcement.

IMPLICATIONS OF HONG KONG LISTING RULES AND SHANGHAI LISTING RULES

As of the date of this announcement, China Telecommunications Corporation is the Company’s controlling shareholder and holds approximately 62.70% of the issued share capital of the Company and approximately 64.53% of the issued share capital of E-surfing Pay. Accordingly, pursuant to Chapter 14A of the Hong Kong Listing Rules, China Telecommunications Corporation and E-surfing Pay are connected persons of the Company and the transactions contemplated under the Agreements constitute continuing connected transactions of the Company.

As certain applicable percentage ratios (excluding the profits ratio) of the Proposed Annual Caps for the transactions contemplated under the New Community Services Framework Agreement, the New Centralised Services Agreement, the New Property and Land Use Right Leasing Framework Agreement, the New IT Services Framework Agreement, the New Supplies Procurement Services Framework Agreement, the New Internet Applications Channel Services Framework Agreement, the Lease Financing Framework Agreement, the Telecommunications Resources Leasing Agreement and the New Payment and Digital Finance Related Services Framework Agreement for each of the years ending 31 December 2022, 2023 and 2024 are expected to exceed 0.1% but are less than 5%, such continuing connected transactions are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As certain applicable percentage ratios (excluding the profits ratio) of the Proposed Annual Caps for the transactions contemplated under the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement for each of the years ending 31 December 2022, 2023 and 2024 are expected to exceed 5% but are less than 25%, such transactions constitute discloseable transactions and non-exempt continuing connected transactions of the Company and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapters 14 and 14A of the Hong Kong Listing Rules.

As each of the applicable percentage ratios (excluding the profits ratio) of the Proposed Annual Caps for the transactions contemplated under the New Interconnection Settlement Agreement, the New Trademark License Agreement and the Intellectual Property License Framework Agreement for each of the years ending 31 December 2022, 2023 and 2024 is expected to be less than 0.1%, such continuing connected transactions are exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

Under the Shanghai Listing Rules, the transactions contemplated under the Agreements are subject to the announcement and independent shareholders’ approval requirements.

BOARD OPINION

The Board (excluding the members of the Independent Board Committee) is of the view that the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, and that the terms, as well as the Proposed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole. The opinion of the Independent Board Committee, after taking into account the advice from the Independent Financial Adviser, will be included in the circular to be despatched to the shareholders of the Company.

The Board (including the independent non-executive Directors of the Company) is of the view that the New Interconnection Settlement Agreement, the New Community Services Framework Agreement, the New Centralised Services Agreement, the New Property and Land Use Right Leasing Framework Agreement, the New IT Services Framework Agreement, the New Supplies Procurement Services Framework Agreement, the New Internet Applications Channel Services Framework Agreement, the Lease Financing Framework Agreement, the Telecommunications Resources Leasing Agreement, the New Payment and Digital Finance Related Services Framework Agreement, the New Trademark License Agreement and the Intellectual Property License Framework Agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, and that the terms, as well as the Proposed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

THE EGM

The EGM will be convened to consider and, if thought fit, to approve, among other things, the Agreements, and the Proposed Annual Caps applicable thereto. Pursuant to the Hong Kong Listing Rules, any shareholder with a material interest in the relevant continuing connected transactions is required to abstain from voting on the relevant resolutions at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions in respect of the continuing connected transactions at the EGM.

Pursuant to the Hong Kong Listing Rules, an Independent Board Committee comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason, has been formed to advise the Independent Shareholders in respect of, among other things, the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement, and the Proposed Annual Caps applicable thereto. The Company has appointed Trinity Corporate Finance Limited as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of, among other things, the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement, and the Proposed Annual Caps applicable thereto.

A circular containing, among other things, (i) details of the Agreements and the Proposed Annual Caps applicable thereto; (ii) a letter from the Independent Board Committee containing its recommendations to the Independent Shareholders; (iii) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (iv) a notice of the EGM, is expected to be despatched to the shareholders of the Company on or before 12 November 2021.

BACKGROUND

Reference is made to the announcements published on 20 August 2018 and 29 April 2021 and the circular published on 10 September 2018 in relation to certain continuing connected transactions which are governed by the following agreements entered into between the Company and China Telecommunications Corporation and between the Company and E-surfing Pay respectively:

1.	the Existing Engineering Framework Agreement;

2.	the Existing Ancillary Telecommunications Services Framework Agreement;

3.	the Existing Interconnection Settlement Agreement;

4.	the Existing Community Services Framework Agreement;

5.	the Existing Centralised Services Agreement;

6.	the Existing Property Leasing Framework Agreement;

7.	the Existing IT Services Framework Agreement;

8.	the Existing Supplies Procurement Services Framework Agreement;

9.	the Existing Internet Applications Channel Services Framework Agreement; and

10.	the Existing Payment and Digital Finance Related Services Framework Agreement.

The agreements governing the above continuing connected transactions will expire on 31 December 2021.

The Board announces that, on 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement, the New Interconnection Settlement Agreement, the New Community Services Framework Agreement, the New Centralised Services Agreement, the New Property and Land Use Right Leasing Framework Agreement, the New IT Services Framework Agreement, the New Supplies Procurement Services Framework Agreement, the New Internet Applications Channel Services Framework Agreement, the Lease Financing Framework Agreement, the Telecommunications Resources Leasing Agreement, the New Trademark License Agreement and the Intellectual Property License Framework Agreement with a term from 1 January 2022 to 31 December 2024. In addition, on 22 October 2021, the Company and E-surfing Pay have entered into the New Payment and Digital Finance Related Services Framework Agreement with a term from 1 January 2022 to 31 December 2024. The principal terms of the Agreements are set out below in this announcement.

CONTINUING CONNECTED TRANSACTIONS WITH CHINA TELECOMMUNICATIONS CORPORATION

New Engineering Framework Agreement

The Existing Engineering Framework Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Engineering Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Engineering Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the New Engineering Framework Agreement, China Telecommunications Corporation and/or its associates provide to the Group services such as engineering design, engineering construction and/or engineering supervision services. The charges payable for such engineering services shall be determined by reference to market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the New Engineering Framework Agreement represents market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business over the corresponding period for reference. According to applicable laws, the charges payable for the design or supervision of engineering projects with a value of over RMB1,000,000 or engineering construction projects with a value of over RMB4,000,000 shall be the tender award price, which is determined in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or the final confirmed price in the relevant tender process. In the circumstances there are amended rules or regulations in respect of tender scope and scale of the engineering construction projects promulgated by PRC laws and regulations during the term of agreement, both parties agreed to apply such amended rules and regulations.

In terms of the same service provided under the New Engineering Framework Agreement, the Group shall have the priority to use the services provided by China Telecommunications Corporation and/or its associates, if the terms and conditions offered by an Independent Third Party to the Group are no better than those offered by China Telecommunications Corporation and/or its associates. China Telecommunications Corporation and/or its associates undertake to the Group that China Telecommunications Corporation and/or its associates will not provide services to the Group which are less favourable than the terms offered by China Telecommunications Corporation and/or its associates to a third party. China Telecommunications Corporation and/or its associates are entitled to provide relevant services to a third party only if the services provided to the Group under the agreement are not affected. However, if China Telecommunications Corporation and/or its associates fail to meet the Group’s demand under the agreement or terms offered by an Independent Third Party are more favourable than those offered by China Telecommunications Corporation and/or its associates, the Group is entitled to obtain such service from an Independent Third Party.

During the current term of the Existing Engineering Framework Agreement from 1 January 2019 to the date of this announcement, the Company has engaged Independent Third Parties to provide services mentioned in the Existing Engineering Framework Agreement and thereby, has been able to obtain information on the rates charged by Independent Third Parties for similar and comparable transactions. For the sake of prudence and enhanced corporate governance, the Group would generally obtain information on the market rates by selecting services providers for most of the services mentioned in the Existing Engineering Framework Agreement through tender processes which were in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC”. During the current term of the Existing Engineering Framework Agreement from 1 January 2019 to the date of this announcement, the Company had rarely encountered situations where fewer than three tenderers were solicited, in light of the considerable number of market participants providing the relevant services. In the event that fewer than three tenderers are solicited, the Group would adopt corresponding measures strictly in accordance with the nation’s relevant laws and regulatory requirements and internal control procedures as appropriate in light of the circumstances, and to conduct a further tender process after analysing the reasons for the unsuccessful tender in accordance with laws and if fewer than three tenderers are solicited even after the further tender, after obtaining approval pursuant to the Company’s internal control management requirements, to adopt open evaluation of two qualified tenderers or to end the tender process, or to adopt other methodologies to conduct relevant procurements. The Group has adopted internal management measures on tender processes which are commensurate with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC”, and has adopted the relevant management measures including the “China Telecom Group Management Measures on Procurement” and the “China Telecom Group Management Measures on Procurement, Invitation for Tenders and Placing of Tenders”. The procurement management department and the internal audit department of the Company are responsible for monitoring whether such internal measures have been adhered to in the tender processes.

New Ancillary Telecommunications Services Framework Agreement

The Existing Ancillary Telecommunications Services Framework Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Ancillary Telecommunications Services Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Ancillary Telecommunications Services Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement. However, if the Group has to obtain the same type of services from a third party at a greater cost, China Telecommunications Corporation and/or its associates cannot terminate the provision of such services to the Group.

Pursuant to the New Ancillary Telecommunications Services Framework Agreement, China Telecommunications Corporation and/or its associates provide the Group with ancillary telecommunications services such as installation of telephones and residential telephone lines, repair of residential telephone lines, customer services, telecommunications terminal equipment, air conditioners and telephone booths, maintenance of fire equipment, production and consignment of sim cards and collection of telephone tariff on the Group’s behalf. The charges payable for the services under the New Ancillary Telecommunications Services Framework Agreement are calculated on the following basis:

(1)

market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the New Ancillary Telecommunications Services Framework Agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business over the corresponding period for reference;

(2)

where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the New Ancillary Telecommunications Services Framework Agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

During the current term of the Existing Ancillary Telecommunications Services Framework Agreement from 1 January 2019 to the date of this announcement, the Company has engaged Independent Third Parties to provide services set out in the Existing Ancillary Telecommunications Services Framework Agreement and thereby, has been able to obtain information on the rates charged by Independent Third Parties for similar and comparable services. In determining the market prices by identifying at least two similar and comparable transactions, depending on the potential transaction values, the Company would either initiate a tender process in accordance with the internal management measures on procurement and tender processes which are commensurate with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or through open procurement of not less than two prices of similar and comparable transactions by Independent Third Parties for comparative selection, price enquiries or competitive negotiation. In conducting open procurement, and where it is not practicable to use the above methods to ascertain the market rates, the Company would consider for reference the prices determined by public tender processes for similar recent transactions in other comparable geographical areas, the prices determined by public tender processes for past similar transactions in the same geographical areas, as well as the prices determined by public tender processes for both recent and past similar transactions of other companies in the same geographical areas in order to ensure that the market rates are used for the continuing connected transactions. Where it is not practicable to consider the profit margins of two similar and comparable transactions with Independent Third Parties, and a reasonable profit margin has to be determined, the Company would normally consider for reference the recent profit margins of enterprises engaging in providing similar services in other industries. During the current term of the Existing Ancillary Telecommunications Services Framework Agreement from 1 January 2019 to the date of this announcement, in light of the considerable number of market participants providing the relevant services, the Company had rarely encountered situations where it had to determine the “reasonable profit margin” in the abovementioned ways, and did not encounter significant difficulty when practically implementing the methodologies for determining market rates.

In terms of the same service provided under the New Ancillary Telecommunications Services Framework Agreement, the Group is entitled to accord priority to China Telecommunications Corporation and/or its associates to provide such service, if the terms and conditions offered by an Independent Third Party to the Group are no better than those offered by China Telecommunications Corporation and/or its associates. China Telecommunications Corporation and/or its associates undertake to the Group that China Telecommunications Corporation and/ or its associates will not provide services to the Group which are less favourable than the terms offered by China Telecommunications Corporation and/or its associates to a third party. China Telecommunications Corporation and/or its associates are entitled to provide relevant services to a third party only if the services provided to the Group under the agreement are not affected. However, if China Telecommunications Corporation and/or its associates fail to meet the Group’s demand under the agreement or terms offered by an Independent Third Party are more favourable than those offered by China Telecommunications Corporation and/or its associates, the Group is entitled to obtain such service from an Independent Third Party.

New Interconnection Settlement Agreement

The Existing Interconnection Settlement Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Interconnection Settlement Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Interconnection Settlement Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the New Interconnection Settlement Agreement, both parties agree to achieve the interconnection between various types of telecommunications networks. The interconnection settlement charges will be calculated according to the “Notice Concerning the Issue of the Measures on Interconnection Settlement between Public Telecommunications Networks and Sharing of Relaying Fees” (Xin Bu Dian [2003] No. 454) promulgated by the Ministry of Information Industry of the PRC. The Ministry of Industry and Information Technology of the PRC may, from time to time, take into account the relevant regulatory rules and market conditions, amend or promulgate new rules or regulations in respect of interconnection settlement which will be announced on its official website at www.miit.gov.cn. If the Ministry of Industry and Information Technology of the PRC amends the existing, or promulgates new rules or regulations in respect of interconnection settlement, the parties shall apply such amended or new rules and regulations as acknowledged by both parties. The settlement regions include Tianjin Municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Xizang Autonomous Region.

New Community Services Framework Agreement

The Existing Community Services Framework Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Community Services Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Community Services Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement. However, if the Group has to obtain the same type of services from a third party at a greater cost, China Telecommunications Corporation and/or its associates cannot terminate the provision of such services to the Group.

Pursuant to the New Community Services Framework Agreement, China Telecommunications Corporation and/or its associates provide the Group with community services such as culture, education, property management, vehicle service, medical care, hotel and conference service, community and sanitary service. The community services under the New Community Services Framework Agreement are provided at:

(1)

the prices and/or the fees standards under the agreement shall refer to market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the New Community Services Framework Agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business over the corresponding period for reference;

(2)

where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the New Community Services Framework Agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

In terms of the same service under the New Community Services Framework Agreement, the Group is entitled to accord priority to China Telecommunications Corporation and/or its associates to provide such service, if the terms and conditions offered by an Independent Third Party to the Group are no better than those offered by China Telecommunications Corporation and/or its associates. China Telecommunications Corporation and/or its associates undertake to the Group that China Telecommunications Corporation and/or its associates will not provide services to the Group which are less favourable than the terms offered by China Telecommunications Corporation and/or its associates to a third party. China Telecommunications Corporation and/or its associates are entitled to provide relevant services to a third party only if the services provided to the Group under the agreement are not affected. However, if China Telecommunications Corporation and/or its associates fail to meet the Group’s demand under the agreement or terms offered by an Independent Third Party are more favourable than those offered by China Telecommunications Corporation and/or its associates, the Group is entitled to obtain such service from an Independent Third Party.

New Centralised Services Agreement

The Existing Centralised Services Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Centralised Services Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Centralised Services Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the New Centralised Services Agreement, centralised services include services provided by the Group to China Telecommunications Corporation and/or its associates in relation to key corporate customers, management and operational services such as network management and business support services, and the common use of international facilities by both parties.

In accordance with the New Centralised Services Agreement, the aggregate costs incurred by the Group and China Telecommunications Corporation and/or its associates for the provision of management and operation services such as services in relation to key corporate customers, network management and business support services will be apportioned between the Group and China Telecommunications Corporation on a pro rata basis according to the revenues generated by each party. Associated costs, such as restoration maintenance costs when both parties use international facilities provided by third parties and accept services by such third parties and usage costs when both parties use the international facilities of China Telecommunications Corporation and/or its associates, shall be shared on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the proportion of the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. When the two parties use international facilities provided by a third party and accept restoration maintenance costs, such fees shall be determined according to the actual utilisation fee of each year. The utilisation fee associated with the shared use of the international facilities provided by China Telecommunications Corporation and/or its associates shall be determined through negotiation between the two parties based on market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the New Centralised Services Agreement represents market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference.

New Property and Land Use Right Leasing Framework Agreement

The Existing Property Leasing Framework Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Property and Land Use Right Leasing Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Property and Land Use Right Leasing Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the New Property and Land Use Right Leasing Framework Agreement, the Group and China Telecommunications Corporation and/or its associates can lease properties and/ or land use right (the “Leased Properties”) from the other party for conducting business activities according to the laws. The rental charges for the Leased Properties under the New Property and Land Use Right Leasing Framework Agreement shall be agreed by both parties according to comparable market rates. Market rates shall mean the rental charges at which the same or similar type of the Leased Properties or adjacent Leased Properties are leased by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the rental charges for any Leased Property under the New Property and Land Use Right Leasing Framework Agreement represents market rates, to the extent practicable, management of the Company shall take into account at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference.

New IT Services Framework Agreement

The Existing IT Services Framework Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New IT Services Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new IT Services Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the New IT Services Framework Agreement, China Telecommunications Corporation and/or its associates and the Group can provide the other party with IT services, such as office automation, software testing, network upgrade, research and development on new businesses and development and upgrade of support systems. Each of the Group and China Telecommunications Corporation and/or its associates is entitled to provide services to the other party in accordance with the New IT Services Framework Agreement. The charges payable for such services shall be determined by reference to market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the New IT Services Framework Agreement represents market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business over the corresponding period for reference. In the circumstances where the relevant laws or regulations in the PRC specify that the prices and/or the fee standards for particular services to be provided pursuant to such agreement are to be determined by a tender process, the charges payable for such services shall be finally determined in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or the relevant tender procedures. If the terms offered by the Group or China Telecommunications Corporation and/or its associates are no less favourable than those offered by an Independent Third Party provider, the Group or China Telecommunications Corporation and/or its associates may choose to award the tender to the other party.

In terms of the same service under the New IT Services Framework Agreement, the Group is entitled to accord priority to China Telecommunications Corporation and/or its associates to provide such service, if the terms and conditions offered by an Independent Third Party to the Group are no better than those offered by China Telecommunications Corporation and/or its associates. China Telecommunications Corporation and/or its associates undertake to the Group that China Telecommunications Corporation and/or its associates will not provide services to the Group which are less favourable than the terms offered by China Telecommunications Corporation and/or its associates to a third party. China Telecommunications Corporation and/ or its associates are entitled to provide relevant services to a third party only if the services provided to the Group under the agreement are not affected. If China Telecommunications Corporation and/or its associates fail to meet the Group’s demand under the agreement or terms offered by an Independent Third Party are more favourable than those offered by China Telecommunications Corporation and/or its associates, the Group is entitled to obtain such service from an Independent Third Party. Where the above tender process is applicable, the Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an Independent Third Party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favourable as those offered by other tenderers, the Group is entitled to award the tender to China Telecommunications Corporation and/or its associates.

New Supplies Procurement Services Framework Agreement

The Existing Supplies Procurement Services Framework Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Supplies Procurement Services Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Supplies Procurement Services Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the New Supplies Procurement Services Framework Agreement, China Telecommunications Corporation and/or its associates and the Group provide each other with supplies procurement services, including procurement services for imported telecommunications supplies, domestic telecommunications supplies and domestic non- telecommunications supplies, the sale of proprietary telecommunications equipment, resale of third-party equipment, management of tenders, verification of technical specifications, storage and transportation and installation services.

Where the procurement services are provided on an agency basis, the fees shall be paid in commission which shall be calculated at:

(1)	not more than 1% of the contract value for the procurement of imported telecommunications supplies; or

(2)	not more than 3% of the contract value for the procurement of domestic telecommunications supplies and domestic non-telecommunications supplies.

The services for the provision of supplies procurement other than on an agency basis under the New Supplies Procurement Services Framework Agreement are provided at:

(1)

market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the New Supplies Procurement Services Framework Agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference;

(2)

where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the New Supplies Procurement Services Framework Agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

In terms of the same service under the New Supplies Procurement Services Framework Agreement, the Group is entitled to accord priority to China Telecommunications Corporation and/or its associates to provide such service, if the terms and conditions of services offered by China Telecommunications Corporation and/or its associates are at least as favourable as those offered by an Independent Third Party to the Group. China Telecommunications Corporation and/or its associates undertake to the Group that China Telecommunications Corporation and/ or its associates will not provide services to the Group which are less favourable than the terms offered by China Telecommunications Corporation and/or its associates to a third party. China Telecommunications Corporation and/or its associates are entitled to provide relevant services to a third party only if the services provided to the Group under the agreement are not affected. If China Telecommunications Corporation and/or its associates fail to meet the Group’s demand under the agreement or terms offered by an Independent Third Party are more favourable than those offered by China Telecommunications Corporation and/or its associates, the Group is entitled to obtain such service from an Independent Third Party.

New Internet Applications Channel Services Framework Agreement

The Existing Internet Applications Channel Services Framework Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Internet Applications Channel Services Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Internet Applications Channel Services Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the New Internet Applications Channel Services Framework Agreement, the Group provides Internet applications channel services to China Telecommunications Corporation and/ or its associates. The channel services mainly include the provision of telecommunications channel and applications support platform, provision of billing and deduction services, coordination of sales promotion and development of customers services, etc.

The charges payable for the services under the New Internet Applications Channel Services Framework Agreement are calculated on the following basis:

(1)

the prices and/or the fees standards under the agreement shall refer to market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the New Internet Applications Channel Services Framework Agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference;

(2)

where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the New Internet Applications Channel Services Framework Agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

In terms of the same service under the New Internet Applications Channel Services Framework Agreement, China Telecommunications Corporation and/or its associates is entitled to accord priority to the Group to provide such service, if the terms and conditions offered by an Independent Third Party to China Telecommunications Corporation are no better than those offered by the Group. The Group undertake to China Telecommunications Corporation and/or its associates that the Group will not provide services to China Telecommunications Corporation and/or its associates which are less favourable than the terms offered by the Group to a third party. The Group is entitled to provide relevant services to a third party only if the services provided to China Telecommunications Corporation and/or its associates under the agreement are not affected. However, if the Group fails to meet the demand of China Telecommunications Corporation and/or its associates under the agreement or terms offered by an Independent Third Party are more favourable than those offered by the Group, China Telecommunications Corporation and/or its associates is entitled to obtain such service from an Independent Third Party.

Lease Financing Framework Agreement

On 22 October 2021, the Company and China Telecommunications Corporation have entered into the Lease Financing Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Lease Financing Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the Lease Financing Framework Agreement, China Telecommunications Corporation and/or its associates provides the Group with lease financing services including sale and leaseback, direct lease, etc. and the associated lease financing consulting services.

The pricing policies of the lease financing services under the Lease Financing Framework Agreement are set out below:

The fees charged by China Telecommunications Corporation and/or its associates shall comply with the relevant standards promulgated by the People’s Bank of China or China Banking and Insurance Regulatory Commission (if applicable) with reference to the standards of fees charged by major lease financing companies in cooperation with the Group for the same type of services provided to the Group on normal commercial terms or better. Such fees shall be equal to or lower than those of other major lease financing companies in cooperation with the Group.

In terms of the same service under the Lease Financing Framework Agreement, the Group is entitled to accord priority to China Telecommunications Corporation and/or its associates to provide such service, if the terms and conditions of services offered by China Telecommunications Corporation and/or its associates are at least as favourable as those offered by an Independent Third Party to the Group. China Telecommunications Corporation and/ or its associates undertake to the Group that China Telecommunications Corporation and/or its associates will not provide services to the Group which are less favourable than the terms offered by China Telecommunications Corporation and/or its associates to a third party. China Telecommunications Corporation and/or its associates are entitled to provide relevant services to a third party only if the services provided to the Group under the agreement are not affected. However, if China Telecommunications Corporation and/or its associates fail to meet the Group’s demand under the agreement or terms offered by an Independent Third Party are more favourable than those offered by China Telecommunications Corporation and/or its associates, the Group is entitled to obtain such service from an Independent Third Party.

Telecommunications Resources Leasing Agreement

On 22 October 2021, the Company and China Telecommunications Corporation have entered into the Telecommunications Resources Leasing Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Telecommunications Resources Leasing Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the Telecommunications Resources Leasing Agreement, the Group leases telecommunications resources including transmission network telecommunications resources, wireless network telecommunications resources, wireline access network telecommunications resources, etc. from China Telecommunications Corporation and/or its associates.

The rental charges for the leasing of telecommunications resources from China Telecommunications Corporation and/or its associates are based on the annual depreciation charges and determined with reference to market prices as agreed by both parties. When determining the fee standard or reasonable profit margin, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference. The Group carries out maintenance of the leased telecommunications resources in accordance with the relevant procedures and standards as confirmed by both parties. Such maintenance fees shall be borne by the Group.

New Trademark License Agreement

The Existing Trademark License Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Trademark License Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Trademark License Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the New Trademark License Agreement, China Telecommunications Corporation and/or its associates grants the Group the license for the use of the trademarks with trademark registration certificates as registered by China Telecommunications Corporation and/or its associates at China National Intellectual Property Administration of the State Administration for Market Supervision and the trademarks for which China Telecommunications Corporation and/or its associates is applying to China National Intellectual Property Administration of the State Administration for Market Supervision for registration and has not obtained trademark registration certificates yet. During the term of the agreement, China Telecommunications Corporation and/or its associates will not charge the Group any royalty fee for the grant of trademark license.

Intellectual Property License Framework Agreement

On 22 October 2021, the Company and China Telecommunications Corporation have entered into the Intellectual Property License Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Intellectual Property License Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the Intellectual Property License Framework Agreement, each of the Group or China Telecommunications Corporation and/or its associates is entitled to grant to the other party the license for the use of intellectual property (excluding trademarks). Royalty fee for such license shall be determined by both parties based on market prices, which shall mean the prices to be determined on normal commercial terms and by the following mechanism: the royalty fee at which the same or similar type of intellectual property licenses are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the Intellectual Property License Framework Agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference. Where there is no or it is not possible to determine the market prices according to the pricing and/or fee standards under the agreement in the course of performing the agreement, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

CONTINUING CONNECTED TRANSACTIONS WITH E-SURFING PAY

New Payment and Digital Finance Related Services Framework Agreement

The Existing Payment and Digital Finance Related Services Framework Agreement will expire on 31 December 2021. On 22 October 2021, the Company and E-surfing Pay have entered into the New Payment and Digital Finance Related Services Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Payment and Digital Finance Related Services Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement. However, if the Group has to obtain the same type of services from a third party at a greater cost, E-surfing Pay and its subsidiaries cannot terminate the provision of such services to the Group.

Pursuant to the New Payment and Digital Finance Related Services Framework Agreement, E-surfing Pay and its subsidiaries will provide payment and digital finance related services to the Group. The service scope includes the recharged payment services as well as the issuance and operation and settlement services for rechargeable payment cards such as 11888 card; internet payment services and mobile phone payment services; bank card payment and barcode payment services; issuance and handling services for prepaid cards; bill payment and other integrated payment enabled services; establishment and maintenance services of the payment system of the Group’s subscribers; other related payment and digital finance services within the scope of businesses permitted by or as filed with the relevant regulatory authorities; and the establishment, operation, expansion and maintenance services for fundamental capabilities and systems in fulfilment of the aforesaid services.

In term of the same service provided under the New Payment and Digital Finance Related Services Framework Agreement, if the terms and conditions offered by an Independent Third Party to the Group are no better than those offered by the E-surfing Pay and its subsidiaries, E-surfing Pay and its subsidiaries shall have the priority to provide such services to the Group under the same conditions. E-surfing Pay and its subsidiaries undertake to the Group that E-surfing Pay and its subsidiaries will not provide services to the Group which are less favourable than the terms offered by E-surfing Pay and its subsidiaries to a third party. E-surfing Pay and its subsidiaries are entitled to provide relevant services to a third party only if the services provided to the Group under the agreement are not affected. If E-surfing Pay and its subsidiaries fail to meet the Group’s demand under the agreement, or if an Independent Third Party offers more favourable terms than E-surfing Pay and its subsidiaries do, the Group may obtain such services from an Independent Third Party.

The services fees under the New Payment and Digital Finance Related Services Framework Agreement shall be calculated on the following basis:

(1)

market price, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the New Payment and Digital Finance Related Services Framework Agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business over the corresponding period for reference;

(2)

where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the New Payment and Digital Finance Related Services Framework Agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference;

(3)

where there are government-prescribed prices, the prices and/or pricing standards shall be determined in accordance with the government-prescribed prices; where there are government-guided prices, the prices and/or pricing standards shall be determined with reference to the government-guided prices. Government-prescribed prices means the prices prescribed by the government department in charge of pricing or other relevant departments within the pricing authority and scope in accordance with the Price Law of the PRC. Government-guided prices means the prices determined by the operators as guided by the government department in charge of pricing or other relevant departments which regulate the base price and floating range within the pricing authority and scope in accordance with the Price Law of the PRC.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS CONTEMPLATED UNDER THE AGREEMENTS

Continuing Connected Transactions with China Telecommunications Corporation

The long-term cooperation between China Telecommunications Corporation and/or its associates and the Group has enabled China Telecommunications Corporation and/or its associates to gain a comprehensive and deep understanding of the Group’s network features and general business needs. Compared to third parties, China Telecommunications Corporation and/or its associates can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Group will receive high quality service and can effectively lower its operational expenses.

Due to a long-standing and cooperative relationship in the past, China Telecommunications Corporation and/or its associates are more able to meet the needs of the Group and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. China Telecommunications Corporation and/or its associates have, for a long time, set up specialised teams dedicated to serving the Group, and made proactive initiatives and technical preparations customised for the development of the Group, with a view to providing the Group with more systematic and efficient services.

Continuing Connected Transactions with E-surfing Pay

The Company believes that entering into the New Payment and Digital Finance Related Services Framework Agreement enables the Group to continue to effectively facilitate the Group’s strategic planning and construction of the digital finance ecosystem, and realise synergies between E-surfing Pay and the Group’s telecommunications business through the provisions of payment and digital finance related services provided by E-surfing Pay and its subsidiaries to the Group.

As a former subsidiary of the Company, E-surfing Pay has a long-standing and cooperative relationship with the Group in the past, which has enabled it to gain a more comprehensive and deeper understanding of the Group’s network features and business needs. Compared to third parties, E-surfing Pay is more capable of providing high quality services at a comparatively lower cost. The Group will receive high quality services and concurrently lower its operational expenses in an effective way.

HISTORICAL AMOUNTS AND EXISTING ANNUAL CAPS

The historical amounts of the above continuing connected transactions for the past two financial years and for the six-month period ended 30 June 2021 and the existing Annual Caps for the years ending 31 December 2021 are set out below:

Continuing Connected Transactions	Audited historical amount for the year ended 31 December 2019	Audited historical amount for the year ended 31 December 2020	Unaudited historical amount for the period from 1 January to 30 June 2021	Annual Caps for the year ending 31 December 2021
Existing Engineering Framework Agreement	RMB14,014 million	RMB15,046 million	RMB5,569 million	RMB32,000 million
Existing Ancillary Telecommunications Services Framework Agreement	RMB18,571 million	RMB18,903 million	RMB10,158 million	RMB26,500 million
Existing Interconnection Settlement Agreement	RMB86 million	RMB69 million	RMB40 million	RMB400 million
Existing Community Services Framework Agreement	RMB3,464 million	RMB3,682 million	RMB1,649 million	RMB4,800 million
Existing Centralised Services Agreement	RMB133 million	RMB268 million	RMB533 million	RMB1,500 million

Continuing Connected Transactions	Audited historical amount for the year ended 31 December 2019	Audited historical amount for the year ended 31 December 2020	Unaudited historical amount for the period from 1 January to 30 June 2021	Annual Caps for the year ending 31 December 2021
New Property and Land Use Right Leasing Framework Agreement	Total value of right- of-use assets (for those leases of which the lease term exceeds 12 months) and interest of lease liabilities involved in the properties leased by the Group RMB295 million	Total value of right- of-use assets (for those leases of which the lease term exceeds 12 months) and interest of lease liabilities involved in the properties leased by the Group RMB352 million	Total value of right- of-use assets (for those leases of which the lease term exceeds 12 months) and interest of lease liabilities involved in the properties leased by the Group RMB208 million	RMB1,500 million
	Total value of other payments (including rent for those leases of which the lease term is no more than 12 months) involved in the properties leased by the Group RMB579 million	Total value of other payments (including rent for those leases of which the lease term is no more than 12 months) involved in the properties leased by the Group RMB583 million	Total value of other payments (including rent for those leases of which the lease term is no more than 12 months) involved in the properties leased by the Group RMB197 million
	Amount payable by China Telecommunications Corporation and/or its associates: RMB57 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB45 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB17 million

Continuing Connected Transactions	Audited historical amount for the year ended 31 December 2019	Audited historical amount for the year ended 31 December 2020	Unaudited historical amount for the period from 1 January to 30 June 2021	Annual Caps for the year ending 31 December 2021
Existing IT Services Framework Agreement	Amount payable by the Group: RMB2,175 million	Amount payable by the Group: RMB2,653 million	Amount payable by the Group: RMB1,252 million	Amount payable by the Group: RMB5,000 million
	Amount payable by China Telecommunications Corporation and/or its associates: RMB464 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB556 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB434 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB2,100 million
Existing Supplies Procurement Services Framework Agreement	Amount payable by the Group: RMB3,538 million	Amount payable by the Group: RMB3,567 million	Amount payable by the Group: RMB1,441 million	Amount payable by the Group: RMB6,400 million
	Amount payable by China Telecommunications Corporation and/or its associates: RMB1,444 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB2,070 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB1,827 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB7,200 million
Existing Internet Applications Channel Services Framework Agreement	RMB108 million	RMB73 million	RMB32 million	RMB3,000 million
Lease Financing Framework Agreement	RMB0 million	RMB0 million	RMB0 million	No annual cap had been set
Telecommunications Resources Leasing Agreement (Note 1)	RMB187 million	RMB240 million	RMB119 million	No annual cap had been set
Existing Trademark License Agreement	RMB0 million	RMB0 million	RMB0 million	No annual cap had been set

Continuing Connected Transactions	Audited historical amount for the year ended 31 December 2019	Audited historical amount for the year ended 31 December 2020	Unaudited historical amount for the period from 1 January to 30 June 2021	Annual Caps for the year ending 31 December 2021
Intellectual Property License Framework Agreement	RMB0 million	RMB0 million	RMB0 million	No annual cap had been set
Existing Payment and Digital Finance Related Services Framework Agreement	RMB1,400 million	RMB1,293 million	RMB207 million	RMB1,400 million

Note:

1.

Historical transactions under Telecommunications Resources Leasing Agreement were governed by four provinces/municipal level one main cable leasing agreement, CDMA network facilities lease framework agreement, etc. entered into between the Company and China Telecommunications Corporation, which were exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

PROPOSED ANNUAL CAPS

The Proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 for each of the transactions contemplated under the Agreements are set out below:

Continuing Connected Transactions	Proposed Annual Caps for the year ending 31 December 2022	Proposed Annual Caps for the year ending 31 December 2023	Proposed Annual Caps for the year ending 31 December 2024
New Engineering Framework Agreement	RMB19,000 million	RMB19,000 million	RMB19,000 million
New Ancillary Telecommunications Services Framework Agreement	RMB26,500 million	RMB27,500 million	RMB29,000 million

Continuing Connected Transactions	Proposed Annual Caps for the year ending 31 December 2022	Proposed Annual Caps for the year ending 31 December 2023	Proposed Annual Caps for the year ending 31 December 2024
New Interconnection Settlement Agreement	Amount payable by the Group: RMB170 million	Amount payable by the Group: RMB170 million	Amount payable by the Group: RMB170 million
	Amount payable by China Telecommunications Corporation and/or its associates: RMB70 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB70 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB70 million
New Community Services Framework Agreement	RMB5,200 million	RMB5,500 million	RMB5,800 million
New Centralised Services Agreement	Amount payable by the Group: RMB1,800 million	Amount payable by the Group: RMB2,000 million	Amount payable by the Group: RMB2,200 million
	Amount payable by China Telecommunications Corporation and/or its associates: RMB3,700 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB4,400 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB5,200 million

Continuing Connected Transactions	Proposed Annual Caps for the year ending 31 December 2022	Proposed Annual Caps for the year ending 31 December 2023	Proposed Annual Caps for the year ending 31 December 2024
New Property and Land Use Right Leasing Framework Agreement	Total value of right- of-use assets (for those leases of which the lease term exceeds 12 months) and interest of lease liabilities involved in the properties leased by the Group RMB520 million	Total value of right- of-use assets (for those leases of which the lease term exceeds 12 months) and interest of lease liabilities involved in the properties leased by the Group RMB550 million	Total value of right- of-use assets (for those leases of which the lease term exceeds 12 months) and interest of lease liabilities involved in the properties leased by the Group RMB600 million
	Total value of other payments (including rent for those leases of which the lease term is no more than 12 months) involved in the properties leased by the Group RMB760 million	Total value of other payments (including rent for those leases of which the lease term is no more than 12 months) involved in the properties leased by the Group RMB800 million	Total value of other payments (including rent for those leases of which the lease term is no more than 12 months) involved in the properties leased by the Group RMB860 million
	Amount payable by China Telecommunications Corporation and/or its associates: RMB100 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB120 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB120 million
New IT Services Framework Agreement	Amount payable by the Group: RMB5,300 million	Amount payable by the Group: RMB6,200 million	Amount payable by the Group: RMB7,500 million
	Amount payable by China Telecommunications Corporation and/or its associates: RMB2,100 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB2,800 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB3,900 million

Continuing Connected Transactions	Proposed Annual Caps for the year ending 31 December 2022	Proposed Annual Caps for the year ending 31 December 2023	Proposed Annual Caps for the year ending 31 December 2024
New Supplies Procurement Services Framework Agreement	Amount payable by the Group: RMB5,000 million	Amount payable by the Group: RMB5,250 million	Amount payable by the Group: RMB5,500 million
	Amount payable by China Telecommunications Corporation and/or its associates: RMB7,200 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB9,600 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB12,500 million
New Internet Applications Channel Services Framework Agreement	RMB600 million	RMB900 million	RMB1,300 million
Lease Financing Framework Agreement	RMB7,300 million	RMB9,800 million	RMB12,000 million
Telecommunications Resources Leasing Agreement	RMB750 million	RMB770 million	RMB780 million
New Trademark License Agreement	RMB0 million	RMB0 million	RMB0 million
Intellectual Property License Framework Agreement	RMB20 million	RMB20 million	RMB20 million
New Payment and Digital Finance Related Services Framework Agreement	RMB1,450 million	RMB1,500 million	RMB1,550 million

As far as the Directors are aware, none of the Annual Caps for the above continuing connected transactions for the year ending 31 December 2021 (if applicable) has been exceeded as at the date of this announcement. Each of the Proposed Annual Caps of the Agreements for the three years ending 31 December 2022, 2023 and 2024 have been determined by reference to the nature of the transactions contemplated under the respective Agreements, the existing scale and operations of the Company’s business, the business plan of the Company and the inflationary pressures for the three years ending 31 December 2022, 2023 and 2024. The consideration under each of the Agreements (if any) will be satisfied in cash and no payment will be made on a deferred basis.

The Proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the New Engineering Framework Agreement are determined mainly with reference to historical transactions between the Group and China Telecommunications Corporation and/ or its associates and the estimated capital expenditure structure in future. The Group persists in steady and precise investment strategy and continuously optimises investment structure to invest in more adaptive business development with an investment focus on emerging fields such as 5G and Industrial Internet.

The Proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the New Ancillary Telecommunications Services Framework Agreement are determined mainly with reference to historical transactions between the Group and China Telecommunications Corporation and/or its associates, current market rate and estimated volume of ancillary telecommunications services in next three years. The increase in volume of ancillary telecommunications services in the future will be driven by the gradual expansion of the scale in subscribers, business volume and network scale of the Group year on year which leads to the continuous increase in business volume of the services for corporate development, customers retention, outsourced network repairs, installation and relocation of equipment.

The Proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the New Interconnection Settlement Agreement are determined with reference to historical transactions between the Group and China Telecommunications Corporation and/or its associates and estimated volume of interconnection settlement services in next three years.

The Proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the New Community Services Framework Agreement are determined mainly with reference to historical transactions between the Group and China Telecommunications Corporation and/or its associates, current market rate and estimated volume of community services in next three years, taking into account the steady increase in demand for respective community services including property management and conference services as a result of business development and the expansion of scale of the Group.

The Proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the New Centralised Services Agreement are determined with reference to historical transactions between the Group and China Telecommunications Corporation and/ or its associates and estimated volume of centralised services in next three years, taking into account the impact of Industrial Digitalisation on the revenues of China Telecommunications Corporation and/or its associates.

The Proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the New Property and Land Use Right Leasing Framework Agreement are determined in terms of the estimated transaction amount mainly with reference to the historical transaction volumes and expected growth of the Group’s business and the business of China Telecommunications Corporation and/or its associates. The Company also considers, among other things, the following factors:

(1)

the estimated Annual Caps for leasing of properties and land use right from China Telecommunications Corporation and/or its associates by the Group for each of the three years ending 31 December 2024 include the estimated recognised right-of-use assets and interest of lease liabilities in respect of leases for a term of more than one year and estimated rent in respect of leases for a term of no more than one year. Under the International Financial Reporting Standards applicable to the Group, the Group as the lessee shall recognise leases for a term of more than one year as right-of-use assets and lease liabilities. The right-of-use assets represent its rights to use the underlying leased asset over the lease term and the lease liabilities represent its obligations to make lease payments (i.e. the rent payment). The assets and the liabilities arising from the lease are initially measured on present value basis and calculated by discounting the non-cancellable lease payments under the New Property and Land Use Right Leasing Framework Agreement, using the incremental borrowing rate as the discount rate. Under the International Financial Reporting Standards and in the consolidated statement of comprehensive income of the Group, the Group shall recognise (i) depreciation charge over the life of the right-of-use asset, and (ii) interest expenses amortised from the lease liability over the lease term. In accordance with the Hong Kong Listing Rules, the Company is required to set caps on the total value of right-of-use assets and interest of lease liabilities relating to the above leases. Therefore, the estimated Annual Caps for leasing of properties from China Telecommunications Corporation and/or its associates by the Group for each of the three years ending 31 December 2024 are RMB1,280 million (among which approximately RMB520 million will be recognised as right-of-use assets and interest of lease liabilities, and approximately RMB760 million will be rent of leases for a term of no more than one year), RMB1,350 million (among which approximately RMB550 million will be recognised as right-of-use assets and interest of lease liabilities, and approximately RMB800 million will be rent of leases for a term of no more than one year), and RMB1,460 million (among which approximately RMB600 million will be recognised as right-of-use assets and interest of lease liabilities, and approximately RMB860 million will be rent of leases for a term of no more than one year), respectively;

(2)

the historical transactions between the Group and China Telecommunications Corporation and/or its associates, current market rent and the estimated scope and scale of lease of properties and land from each party in next three years.

The Proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the provision of IT services by China Telecommunications Corporation and/ or its associates to the Group and the provision of IT services by the Group to China Telecommunications Corporation and/or its associates under the New IT Services Framework Agreement are determined mainly with reference to the estimated business volume of IT services in future. The increase in IT services is mainly driven by the construction of self- use IT system and provision of various IT services to customers. Following the accelerated development of Industrial Internet, business volume of IT services is expected to grow rapidly in next three years.

The Proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the provision of supplies procurement services by China Telecommunications Corporation and/or its associates to the Group under the New Supplies Procurement Services Framework Agreement are determined mainly with reference to previous supplies procurement in the past three years and estimated volume of supplies procurement in the future. The Proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the provision of supplies procurement services by the Group to China Telecommunications Corporation and/or its associates under the New Supplies Procurement Services Framework Agreement are determined mainly with reference to previous supplies procurement in the past three years and the impact of increase in sales of intelligent and pan-intelligent terminals in the future on business volume.

The Proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the New Internet Applications Channel Services Framework Agreement are determined mainly with reference to historical transactions between the Group and Internet applications operating units affiliated with China Telecommunications Corporation and/or its associates and the estimated scope and business volume of Internet applications channel services in the next three years, taking into account the rapid development of 5G applications service market in the next three years.

The Proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the Lease Financing Framework Agreement are determined with reference to the relevant standards in relation to leverage financing and finance concentration promulgated by People’s Bank of China or the China Banking and Insurance Regulatory Commission for the same type of financing services from time to time (if applicable) and the scope and estimated business volume of lease financing services in the next three years.

The Proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the Telecommunications Resources Leasing Agreement are determined with reference to historical amount payable by the Group to China Telecommunications Corporation and/or its associates, annual depreciation charges of telecommunications resource and equipment, current market rate, the Group’s business plan in the next three years and estimated scope and scale of lease of telecommunications resources in the next three years.

The Proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the Intellectual Property License Framework Agreement are determined with reference to the estimated intellectual property conversion business volume between the Group and China Telecommunications Corporation and/or its associates in the next three years.

The Proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the New Payment and Digital Finance Related Services Framework Agreement are determined mainly with reference to historical transactions between the Group and E-surfing Pay and its subsidiaries and the estimated scope and business volume of payment and digital finance related services in the next three years.

INTERNAL CONTROL

The Company has formulated and strictly implemented various systems including the Administrative Measures of Related-Party (Connected) Transactions of China Telecom Corporation Limited, the Working Guidance of Connected Transactions of China Telecom Corporation Limited and the Internal Control Manual of China Telecom Corporation Limited to ensure that connected transactions are entered into in accordance with pricing mechanisms and transactions models that are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The relevant business departments and connected persons negotiate the pricing terms of the continuing connected transactions. These pricing terms shall be determined in accordance with the pricing policies as set out in the agreements of continuing connected transactions, which should be fair and reasonable and subject to the review of the finance department.

The legal department regularly analyses and oversees the execution of connected transactions to ensure that they are implemented in accordance with the connected transactions agreements. The finance department initiates the daily management of connected transactions, including cooperating with the relevant business departments for account reconciliation with connected parties, regularly analysing the implementation of connected transactions together with business departments and performing supervisory examination. The finance department regularly reports the status of the implementation of connected transactions to the Audit Committee. The audit department incorporates connected transactions into the scope of annual internal control assessment and reports the results to the management.

The auditors of the Company review the respective continuing connected transactions of the Company and confirm to the Board that the transactions have received the approval by the Board on an annual basis; the transactions have been entered into in accordance with the pricing policies as set out in the relevant agreements governing such transactions; and the transactions have been performed in accordance with the terms of the relevant agreements governing such transactions. Meanwhile, the auditors of the Company would confirm that the annual caps applicable to the respective continuing connected transactions entered into between the Company and its connected persons have not been exceeded.

The independent non-executive Directors of the Company would conduct annual review on the continuing connected transactions and confirm that the transactions have been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business; the transactions are on normal commercial terms or better; or if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than those available to or (if applicable) from Independent Third Parties; and have been entered into in accordance with the relevant terms that are fair and reasonable and in the overall interests of the shareholders of the Company as a whole.

The Board oversees the Company’s risk management and internal control systems, including internal control systems of connected transactions on an ongoing basis and the Board, through the Audit Committee, conducts an annual review of the risk management and internal control systems of the Company for each financial year. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of these systems, the Board would confirm that the Company’s risk management and internal control systems are solid, well-established, effective and sufficient.

RELATIONSHIP BETWEEN THE PARTIES AND IMPLICATIONS OF HONG KONG LISTING RULES AND SHANGHAI LISTING RULES

As of the date of this announcement, China Telecommunications Corporation is the Company’s controlling shareholder and holds approximately 62.70% of the issued share capital of the Company and approximately 64.53% of the issued share capital of E-surfing Pay. Accordingly, pursuant to Chapter 14A of the Hong Kong Listing Rules, China Telecommunications Corporation and E-surfing Pay are connected persons of the Company and the transactions contemplated under the Agreements constitute continuing connected transactions of the Company.

As certain applicable percentage ratios (excluding the profits ratio) of the Proposed Annual Caps for the transactions contemplated under the New Community Services Framework Agreement, the New Centralised Services Agreement, the New Property and Land Use Right Leasing Framework Agreement, the New IT Services Framework Agreement, the New Supplies Procurement Services Framework Agreement, the New Internet Applications Channel Services Framework Agreement, the Lease Financing Framework Agreement, the Telecommunications Resources Leasing Agreement and the New Payment and Digital Finance Related Services Framework Agreement for each of the years ending 31 December 2022, 2023 and 2024 are expected to exceed 0.1% but are less than 5%, such continuing connected transactions are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As certain applicable percentage ratios (excluding the profits ratio) of the Proposed Annual Caps for the transactions contemplated under the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement for each of the years ending 31 December 2022, 2023 and 2024 are expected to exceed 5% but are less than 25%, such transactions constitute discloseable transactions and non-exempt continuing connected transactions of the Company and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapters 14 and 14A of the Hong Kong Listing Rules.

As each of the applicable percentage ratios (excluding the profits ratio) of the Proposed Annual Caps for the transactions contemplated under the New Interconnection Settlement Agreement, the New Trademark License Agreement and the Intellectual Property License Framework Agreement for each of the years ending 31 December 2022, 2023 and 2024 is expected to be less than 0.1%, such continuing connected transactions are exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

Under the Shanghai Listing Rules, the transactions contemplated the Agreements are subject to announcement and independent shareholders’ approval requirements.

BOARD OPINION

The Board has passed resolutions to approve, among others, transactions contemplated under the Agreements (including the Proposed Annual Caps). Save for Mr. Ke Ruiwen who also serves as the Chairman of China Telecommunications Corporation, Mr. Li Zhengmao who also serves as a Director and the President of China Telecommunications Corporation, Mr. Shao Guanglu who also serves as a Director of China Telecommunications Corporation, Mr. Liu Guiqing who also serves as a Vice President of China Telecommunications Corporation and Madam Zhu Min who also serves as the Chief Accountant of China Telecommunications Corporation, and have therefore abstained from voting on the relevant board resolutions in respect of, among others, the Agreements, none of the Directors had a material interest in the transactions contemplated under the Agreements and no Director was required to abstain from voting on the relevant board resolutions to approve transactions contemplated under the Agreements (including the Proposed Annual Caps).

The Board (excluding the members of the Independent Board Committee) is of the view that the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement, and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, and that the terms, as well as the Proposed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole. The opinion of the Independent Board Committee, after taking into account the advice from the Independent Financial Adviser, will be included in the circular to be despatched to the shareholders of the Company.

The Board (including the independent non-executive Directors of the Company) is of the view that the New Interconnection Settlement Agreement, the New Community Services Framework Agreement, the New Centralised Services Agreement, the New Property and Land Use Right Leasing Framework Agreement, the New IT Services Framework Agreement, the New Supplies Procurement Services Framework Agreement, the New Internet Applications Channel Services Framework Agreement, the Lease Financing Framework Agreement, the Telecommunications Resources Leasing Agreement, the New Payment and Digital Finance Related Services Framework Agreement, the New Trademark License Agreement and the Intellectual Property License Framework Agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, and that the terms, as well as the Proposed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

THE EGM

The EGM will be convened to consider and, if thought fit, to approve, among other things, the Agreements, and the Proposed Annual Caps applicable thereto. Pursuant to the Hong Kong Listing Rules, any shareholder with a material interest in the relevant continuing connected transactions is required to abstain from voting on the relevant resolutions at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions in respect of the continuing connected transactions at the EGM.

Pursuant to the Hong Kong Listing Rules, an Independent Board Committee comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason, has been formed to advise the Independent Shareholders in respect of, among other things, the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement, and the Proposed Annual Caps applicable thereto. The Company has appointed Trinity Corporate Finance Limited as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of, among other things, the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement, and the Proposed Annual Caps applicable thereto.

A circular containing, among other things, (i) details of the Agreements and the Proposed Annual Caps applicable thereto; (ii) a letter from the Independent Board Committee containing its recommendations to the Independent Shareholders; (iii) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (iv) a notice of the EGM, is expected to be despatched to the shareholders of the Company on or before 12 November 2021.

GENERAL INFORMATION

The Company is an integrated intelligent information services operator and is primarily engaged in the provision of fundamental telecommunications businesses including comprehensive wireline telecommunications services, mobile telecommunications services, value-added telecommunications services such as Internet access services, information services and other related services.

China Telecommunications Corporation is a state-owned enterprise, and its principal business is investment holding of companies which are primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses.

E-surfing Pay is a limited company incorporated in the PRC and is primarily engaged in providing non-financial institutional electronic payment services.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms and expressions have the following meanings:

“Agreements”	the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement, the New Interconnection Settlement Agreement, the New Community Services Framework Agreement, the New Centralised Services Agreement, the New Property and Land Use Right Leasing Framework Agreement, the New IT Services Framework Agreement, the New Supplies Procurement Services Framework Agreement, the New Internet Applications Channel Services Framework Agreement, the Lease Financing Framework Agreement, the Telecommunications Resources Leasing Agreement, the New Trademark License Agreement, the Intellectual Property License Framework Agreement and the New Payment and Digital Finance Related Services Framework Agreement

“Annual Caps”	the maximum aggregate annual values

“associate”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Board”	the board of Directors of the Company

“China Telecommunications Corporation”	China Telecommunications Corporation (中國電信集團有限公司), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company. Its principal business is investment holding of companies which are primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses

“Company”	China Telecom Corporation Limited (中國電信股份有限公 司 ), a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, with its H shares and A shares listed on the Stock Exchange and the Shanghai Stock Exchange, respectively and whose principal business is the provision of fundamental telecommunications businesses including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, information services and other related services

“connected person”	has the meaning ascribed to it in the Hong Kong Listing Rules “controlling shareholder” has the meaning ascribed to it in the Hong Kong Listing Rules “Directors” the directors of the Company

“EGM”	the second extraordinary general meeting of the Company to be convened in 2021, the notice of which will be set out in the circular, or any adjournment thereof

“E-surfing Pay”	E-surfing Pay Co. Ltd (天翼電子商務有限公司), a limited company incorporated on 3 March 2011 in the PRC, which is primarily engaged in non-financial institutional electronic payment services

“Existing Ancillary Telecommunications Services Framework Agreement”	the Ancillary Telecommunications Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 30 August 2006 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

“Existing Centralised Services Agreement”	the Centralised Services Agreement entered into between the Company and China Telecommunications Corporation on 10 September 2002 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

“Existing Community Services Framework Agreement”	the Community Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 30 August 2006 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

“Existing Engineering Framework Agreement”	the Engineering Framework Agreement entered into between the Company and China Telecommunications Corporation on 30 August 2006 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

“Existing Interconnection Settlement Agreement”	the Interconnection Settlement Agreement entered into between the Company and China Telecommunications Corporation on 10 September 2002 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

“Existing Internet Applications Channel Services Framework Agreement”	the Internet Applications Channel Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 16 December 2013 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

“Existing IT Services Framework Agreement”	the IT Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 30 August 2006 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

“Existing Payment and Digital Finance Related Services Framework Agreement”	the Payment and Digital Finance Related Services Framework Agreement entered into between the Company and E-surfing Pay on 29 April 2021 with its term expiring on 31 December 2021

“Existing Property Leasing Framework Agreement”	the Property Leasing Framework Agreement entered into between the Company and China Telecommunications Corporation on 30 August 2006 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

“Existing Supplies Procurement Services Framework Agreement”	the Supplies Procurement Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 30 August 2006 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

“Existing Trademark License Agreement”	the Trademark License Agreement entered into between the Company and China Telecommunications Corporation on 10 September 2002 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	an independent board committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason, formed to advise the Independent Shareholders in respect of, among others, the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement

“Independent Financial Adviser”	Trinity Corporate Finance Limited, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of, among others, the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement

“Independent Shareholders”	shareholders of the Company other than China Telecommunications Corporation and its associates

“Independent Third Party”	an entity which is independent of and not connected to the Company or its connected persons, and which is not a connected person of the Company

“Intellectual Property License Framework Agreement”	the Intellectual Property License Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“Lease Financing Framework Agreement”	the Lease Financing Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“New Ancillary Telecommunications Services Framework Agreement”	the Ancillary Telecommunications Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“New Centralised Services Agreement”	the Centralised Services Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“New Community Services Framework Agreement”	the Community Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“New Engineering Framework Agreement”	the Engineering Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“New Interconnection Settlement Agreement”	the Interconnection Settlement Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“New Internet Applications Channel Services Framework Agreement”	the Internet Applications Channel Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“New IT Services Framework Agreement”	the IT Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“New Payment and Digital Finance Related Services Framework Agreement”	the Payment and Digital Finance Related Services Framework Agreement entered into between the Company and E-surfing Pay on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“New Property and Land Use Right Leasing Framework Agreement”	the Property and Land Use Right Leasing Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“New Supplies Procurement Services Framework Agreement”	the Supplies Procurement Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“New Trademark License Agreement”	the Trademark License Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“Proposed Annual Caps”	the proposed Annual Caps for the continuing connected transactions contemplated under the Agreements for the three years ending 31 December 2022, 2023 and 2024

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Telecommunications Resources Leasing Agreement”	the Telecommunications Resources Leasing Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

By Order of the Board
China Telecom Corporation Limited
Ke Ruiwen
Chairman and Chief Executive Officer

Beijing, China, 22 October 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward- looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

Exhibit 1.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”)    announces that, in light of the status of A Share Listing and the actual operational needs of the Company, the Board proposes to amend the relevant provisions of the articles of association of the Company (the “Articles of Association”) regarding the number of issued share capital and the scope of business.

The Company proposes to amend the Articles of Association, details of which are set out as follow:

Article provisions before amendments	Article provisions after amendments

Article 7	Article 7

The Articles of Association shall take effect from the date of the initial public offering and listing of A Shares by the Company upon the consideration and approval of the shareholders’ general meeting. After these Articles of Association come into effect, the original articles of association shall be superseded by these Articles of Association.	The Articles of Association shall take effect from the date of approval of the shareholders’ general meeting. After these Articles of Association come into effect, the original articles of association shall be superseded by these Articles of Association.

Article 14	Article 14

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.	The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

...	...

Value-added telecommunications businesses include:	Value-added telecommunications businesses include:

Engage in domestic fixed data transmission business, Customer Premises Network (CPN) business, network hosting business, domestic Internet virtual private network business, Internet access services business, online data processing and transaction processing business, storage and forwarding business, domestic call centre business, information services business (excluding mobile information services and Internet information services) and wireless data transmission business in Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; engage in domestic Very Small Aperture Terminal communications business, Internet data centre business, content distribution network business, information services business (limited to mobile information services) in the People’s Republic of China; engage in information services business (limited to Internet information services).

...

Engage in domestic fixed data transmission business, Customer Premises Network (CPN) business, network hosting business, domestic Internet virtual private network business, Internet access services business, online data processing and transaction processing business, storage and forwarding business, domestic call centre business, information services business (excluding mobile information services and Internet information services) and wireless data transmission business in Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; engage in domestic Very Small Aperture Terminal communications business, Internet data centre business, domestic multi-party communications services, content distribution network business, information services business (limited to mobile information services) in the People’s Republic of China; engage in information services business (limited to Internet information services).

...

Article 21	Article 21

The Company issued a total of [•] ordinary shares, of which 68,317,270,803 were issued to the promoter of the Company at the time when the Company was established, representing [•]% of the issued ordinary share capital.	The Company issued a total of 91,507,138,699 ordinary shares, of which 68,317,270,803 were issued to the promoter of the Company at the time when the Company was established, representing 74.66% of the issued ordinary share capital.

Article 22	Article 22

...

Upon approval by the securities regulatory authority of the State Council, [•] A Shares will be issued upon initial public offering of the Company and listed on the Shanghai Stock Exchange. After the initial public offering and listing of A Shares, the ordinary share capital structure of the Company comprises: [•] ordinary shares, including [•] A Shares, accounting for approximately [•]% of the total number of ordinary shares that may be issued by the Company; and 13,877,410,000 H shares, accounting for approximately [•]% of the total number of ordinary shares that may be issued by the Company.

...

...

Upon approval by the securities regulatory authority of the State Council, 10,574,770,378 A Shares will be issued upon initial public offering of the Company and listed on the Shanghai Stock Exchange. After the initial public offering and listing of A Shares, the ordinary share capital structure of the Company comprises: 91,507,138,699 ordinary shares, including 77,629,728,699 A Shares, accounting for approximately 84.83% of the total number of ordinary shares that may be issued by the Company; and 13,877,410,000 H shares, accounting for approximately 15.17% of the total number of ordinary shares that may be issued by the Company.

...

Article 25	Article 25

The registered capital of the Company is RMB[ • ].	The registered capital of the Company is RMB 91,507,138,699.

In the event of any discrepancy between the Chinese version and the English version of the Articles of Association, the Chinese version shall prevail as the Articles of Association are written in Chinese and its English version is an unofficial translation and for reference only.

The above proposed amendments to the Articles of Association are subject to the consideration and approval of the Company’s shareholders by way of a special resolution at the second extraordinary general meeting of the Company in 2021 to be convened. A circular containing, among other things, details of the proposed amendments to the Articles of Association together with the notice of the second extraordinary general meeting in 2021 will be despatched to the Company’s shareholders in due course. The amended Articles of Association shall become effective on the date upon the relevant special resolution being approved at the second extraordinary general meeting of the Company in 2021 to be convened.

By Order of the Board China Telecom Corporation Limited Wong Yuk Har Company Secretary

Beijing, China, 22 October 2021

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

Exhibit 1.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

CONTINUING CONNECTED TRANSACTIONS AND

DISCLOSEABLE TRANSACTION UNDER

FINANCIAL SERVICES FRAMEWORK AGREEMENTS

RENEWAL OF THE EXISTING FINANCIAL SERVICES FRAMEWORK AGREEMENTS

Reference is made to the announcement published by the Company on 1 February 2019 and the circular published by the Company on 27 February 2019 in relation to certain continuing connected transactions under the financial services framework agreement between the Company and China Telecom Finance, the financial services framework agreement between China Telecom Finance and the Parent Company, and the financial services framework agreement between China Telecom Finance and CCS. The respective financial services framework agreements governing the above continuing connected transactions will expire on 31 December 2021.

The Board announces that, on 22 October 2021, the Company and China Telecom Finance entered into the China Telecom Financial Services Framework Agreement, China Telecom Finance and the Parent Company entered into the China Telecommunications Corporation Financial Services Framework Agreement, and China Telecom Finance and CCS entered into the CCS Financial Services Framework Agreement. The respective terms of all these financial services framework agreements are effective from 1 January 2022 until 31 December 2024. Pursuant to the agreements, China Telecom Finance agreed to provide financial services to the Group, China Telecommunications Corporation and CCS Group, including deposit services, loan and bill discounting services and other financial services.

ENTERING INTO NEW FINANCIAL SERVICES FRAMEWORK AGREEMENTS

The Board announces that, on 22 October 2021, China Telecom Finance and New Guomai entered into the New Guomai Financial Services Framework Agreement, and China Telecom Finance and Safety Technology entered into the Safety Technology Financial Services Framework Agreement. Both agreements are effective from 1 January 2022 until 31 December 2024. Pursuant to the agreements, China Telecom Finance agreed to provide financial services to New Guomai Group and Safety Technology Group, including deposit services, loan and bill discounting services and other financial services.

The principal terms of the respective Financial Services Framework Agreements are set out below in this announcement.

HONG KONG LISTING RULES AND SHANGHAI LISTING RULES IMPLICATIONS

As at the date of this announcement, the Parent Company is the Company’s controlling shareholder and holds approximately 62.70% of the issued share capital of the Company. As the Parent Company holds approximately 51.39% of the issued share capital of CCS, CCS is a subsidiary of the Parent Company. As the Parent Company holds approximately 51.16% of the issued share capital of New Guomai, New Guomai is a subsidiary of the Parent Company. As the Parent Company holds approximately 18.68% of the issued share capital of Safety Technology and since Safety Technology is consolidated in the audited consolidated accounts of the Parent Company, Safety Technology is a subsidiary of the Parent Company. Pursuant to Chapter 14A of the Hong Kong Listing Rules, the Parent Company, CCS, New Guomai and Safety Technology and/or their associates are connected persons of the Company. As the Company holds 70% of the issued share capital of China Telecom Finance, China Telecom Finance is a subsidiary of the Company. Meanwhile, each of the Parent Company and CCS respectively holds 15% of the issued share capital of China Telecom Finance. Pursuant to Chapter 14A of the Hong Kong Listing Rules, China Telecom Finance is a connected subsidiary of the Company and an associate of the Parent Company, CCS, New Guomai and Safety Technology, which is also a connected person of the Company. Accordingly, the transactions under the respective Financial Services Framework Agreements constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Hong Kong Listing Rules.

The transactions under the above new Financial Services Framework Agreements (including the historical transaction amounts and the relevant proposed Annual Caps) will be subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules, except those under the China Telecom Financial Services Framework Agreement.

CHINA TELECOM FINANCIAL SERVICES FRAMEWORK AGREEMENT

As each of the applicable percentage ratios of the Annual Caps for the deposit services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is expected to exceed 5% but is less than 25%, such deposit services constitute discloseable transaction and non-exempt continuing connected transaction of the Company and are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapters 14 and 14A of the Hong Kong Listing Rules.

As the loan and bill discounting services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant loan and bill discounting services will not be secured by the assets of the Group, such loan and bill discounting services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

CHINA TELECOMMUNICATIONS CORPORATION FINANCIAL SERVICES FRAMEWORK AGREEMENT

As the deposit services to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the loan and bill discounting services to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

CCS FINANCIAL SERVICES FRAMEWORK AGREEMENT

As the deposit services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the loan and bill discounting services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

NEW GUOMAI FINANCIAL SERVICES FRAMEWORK AGREEMENT

As the deposit services to be provided by China Telecom Finance to the New Guomai Group under the New Guomai Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the loan and bill discounting services to be provided by China Telecom Finance to the New Guomai Group under the New Guomai Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the New Guomai Group under the New Guomai Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

SAFETY TECHNOLOGY FINANCIAL SERVICES FRAMEWORK AGREEMENT

As the deposit services to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the loan and bill discounting services to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As the Parent Company, CCS, New Guomai and Safety Technology and/or its associates are connected persons of the Company, the continuing connected transactions contemplated under the Financial Services Framework Agreements entered into between China Telecom Finance with the Parent Company, CCS, New Guomai and Safety Technology respectively shall be aggregated pursuant to Rule 14A.81 of the Hong Kong Listing Rules. As each of the applicable percentage ratios of the aggregated Annual Caps for the loan and bill discounting services is expected to exceed 0.1% but is less than 5%, pursuant to Rule 14A.76(2) of the Hong Kong Listing Rules, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules. As each of the applicable percentage ratios of the aggregated Annual Caps for other financial services is expected to be less than 0.1%, pursuant to Rule 14A.76(2) of the Hong Kong Listing Rules, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

BOARD OPINION

The Board (excluding the members of the Independent Board Committee) is of the view that the deposit services contemplated under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance are in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, and that the terms, as well as the Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole. The opinion of the Independent Board Committee will take into account the advice from the Independent Financial Adviser and will be attached in the circular to be despatched to the shareholders of the Company.

The Board (including the independent non-executive Directors of the Company) is of the view that the loan and bill discounting services and other financial services contemplated under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance, the respective financial services contemplated under the China Telecommunications Corporation Financial Services Framework Agreement entered into between China Telecom Finance and the Parent Company, the respective financial services contemplated under the CCS Financial Services Framework Agreement entered into between China Telecom Finance and CCS, the respective financial services contemplated under the New Guomai Financial Services Framework Agreement entered into between China Telecom Finance and New Guomai and the respective financial services contemplated under the Safety Technology Financial Services Framework Agreement entered into between China Telecom Finance and Safety Technology are in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, and that the terms, as well as the Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

THE EGM

The EGM will be convened to consider and, if thought fit, to approve, among other things, the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the Annual Caps applicable thereto. Pursuant to Rule 14A.36 of the Hong Kong Listing Rules, any shareholder with a material interest in the relevant continuing connected transactions is required to abstain from voting on the relevant resolutions at the EGM. Accordingly, the Parent Company and/or its associates are required to abstain from voting on the resolution in respect of the relevant continuing connected transactions at the EGM.

An Independent Board Committee comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason, has been formed to advise the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the Annual Caps applicable thereto. The Company has appointed Trinity Corporate Finance Limited as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the Annual Caps applicable thereto.

Pursuant to the Shanghai Listing Rules, the China Telecommunications Corporation Financial Services Framework Agreement, the CCS Financial Services Framework Agreement, the New Guomai Financial Services Framework Agreement and the Safety Technology Financial Services Framework Agreement shall be subject to the Independent Shareholder’s approval. Therefore, the Company will seek Independent Shareholders’ approval for the above Financial Services Framework Agreements.

A circular containing (i) details of the above Financial Services Framework Agreements thereto; (ii) a letter from the Independent Board Committee; (iii) a letter from the Independent Financial Adviser; and (iv) a notice of the EGM, is expected to be despatched to the shareholders of the Company on or before 12 November 2021.

BACKGROUND

Reference is made to the announcement published by the Company on 1 February 2019 and the circular published by the Company on 27 February 2019 in relation to certain continuing connected transactions under the financial services framework agreement between the Company and China Telecom Finance, the financial services framework agreement between China Telecom Finance and the Parent Company, and the financial services framework agreement between China Telecom Finance and CCS. The respective financial services framework agreements governing the above continuing connected transactions will expire on 31 December 2021.

The Board announces that on 22 October 2021, the Company and China Telecom Finance entered into the China Telecom Financial Services Framework Agreement, China Telecom Finance and the Parent Company entered into the China Telecommunications Corporation Financial Services Framework Agreement, and China Telecom Finance and CCS entered into the CCS Financial Services Framework Agreement. The respective terms of all these financial services framework agreements are effective from 1 January 2022 until 31 December 2024. Pursuant to the agreements, China Telecom Finance agreed to provide financial services to the Group, China Telecommunications Corporation and CCS Group, including deposit services, loan and bill discounting services and other financial services.

The Board announces that, on 22 October 2021, China Telecom Finance and New Guomai entered into the New Guomai Financial Services Framework Agreement, and China Telecom Finance and Safety Technology entered into the Safety Technology Financial Services Framework Agreement. Both agreements are effective from 1 January 2022 until 31 December 2024. Pursuant to the agreements, China Telecom Finance agreed to provide financial services to New Guomai Group and Safety Technology Group, including deposit services, loan and bill discounting services and other financial services.

The principal terms of the respective Financial Services Framework Agreements are set out below in this announcement.

CONTINUING CONNECTED TRANSACTIONS UNDER RESPECTIVE FINANCIAL SERVICES FRAMEWORK AGREEMENTS

(I)	China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance

On 22 October 2021, the Company and China Telecom Finance entered into the China Telecom Financial Services Framework Agreement. Pursuant to the China Telecom Financial Services Framework Agreement, China Telecom Finance agreed to provide financial services to the Group, including deposit services, loan and bill discounting services and other financial services.

The principal terms of the China Telecom Financial Services Framework Agreement are set out as below:

Date:

22 October 2021

Parties:

(i)	The Company

(ii)	China Telecom Finance

Effective Period of the Agreement:

The China Telecom Financial Services Framework Agreement becomes effective when it is duly signed by the legal representatives or authorised representatives of both parties, affixed with their respective company chops or contract chops and considered or approved by the authorised body of both parties (if applicable), and shall remain valid commencing from 1 January 2022 until 31 December 2024. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement. The provision of deposit services contemplated under the China Telecom Financial Services Framework Agreement shall commence upon the approval by the Independent Shareholders of the Company at the EGM is obtained.

Service Scope

According to the China Telecom Financial Services Framework Agreement, China Telecom Finance can provide the following financial services to the Group:

(i)	financial and financing advice, credit authentication and relevant consulting and agency services;

(ii)	assisting collection and payment of transaction amounts;

(iii)	provision of guarantees;

(iv)	acceptance of bills and discounted bills;

(v)	entrusted loans;

(vi)	internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals among member units;

(vii)	acceptance of money deposit;

(viii)	arrangement of loan and finance lease;

(ix)	approved insurance agency business;

(x)	underwriting services of the Group’s corporate bonds;

(xi)	consumer credits, buyer credits and finance lease of the products of the Group; and

(xii)	other businesses as approved by the CBIRC*.

*

Pursuant to Administrative Measures of Finance Companies of Enterprise Groups (Order No. 8 of 2006 issued by the China Banking Regulatory Commission), depending on actual development needs and subject to fulfilment of regulatory requirements, China Telecom Finance can apply to CBIRC to carry on other businesses, which include providing consumer credits, buyer credits and finance lease of the products of the member units.

Upon the agreement becoming effective, the above services numbered (ix) to (xii) can be provided by China Telecom Finance in accordance with the business scope as approved by CBIRC.

Pricing Policy

(i)	Deposit Services

The deposit interest rates offered by China Telecom Finance to the Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the deposit benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of the Group. Under the same conditions, the interest rates and terms for the deposit services offered by China Telecom Finance to the Group shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units.

(ii)	Loan and Bill Discounting Services

The loan interest rates and the bill discounting interest rates offered by China Telecom Finance to the Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the loan benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the interest rates of the same type of loan services and bill discounting services for the same period offered by the major cooperative commercial banks of the Group and are conducted on normal commercial terms or better. The loan interest rates and the bill discounting interest rates offered shall be equivalent to or lower than those offered by the major cooperative commercial banks of the Group. Under the same conditions, the interest rates and terms for the loan and bill discounting services offered by China Telecom Finance to the Group shall be the same as those interest rates and terms of the same type of loan services and bill discounting services for the same period offered by China Telecom Finance to other member units.

The above loan and bill discounting services provided by China Telecom Finance to the Group do not require the Group to pledge any security over its assets or make other arrangements for the loan and bill discounting services as guarantee.

(iii)	Other Financial Services

China Telecom Finance will provide other financial services (other than deposit, loan and bill discounting services) including financial and financing advice, credit authentication, guarantees, acceptance of bills, internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals to the Group under the China Telecom Financial Services Framework Agreement.

The fees charged for other financial services to be provided by China Telecom Finance to the Group mentioned above shall comply with the fees standard promulgated by regulatory departments including the People’s Bank of China or the CBIRC (if applicable), and be with reference to the handling fees standard for the same type of other financial services charged by the major cooperative commercial banks of the Group and are conducted on normal commercial terms or better. The handling fees standard shall be equivalent to or lower than those charged by the major cooperative commercial banks of the Group. Under the same conditions, the fees standard charged to the Group by China Telecom Finance shall be the same as those fees standard for the same type of other financial services charged by China Telecom Finance to other member units.

For the respective specific transactions under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance, under the same conditions, the Group should, in principle, choose the services provided by China Telecom Finance. If the Group considers it is appropriate and beneficial to the Group, the Group has the discretion to engage one or more major cooperative commercial banks of the Group as its financial services providers.

Historical Transaction Amount

(i)	Deposit Services

The historical transaction amount for the deposit services (including accrued interest) provided by China Telecom Finance to the Group for the two years ended 31 December 2019 and 31 December 2020 and six months ended 30 June 2021 was as follows:

	Unaudited historical amount for the year ended 31 December 2019	Unaudited historical amount for the year ended 31 December 2020	Unaudited historical amount for the six months ended 30 June 2021
Maximum daily balance of deposits (including accrued interest) deposited by the Group with China Telecom Finance	RMB8.458 billion	RMB22.530 billion	RMB20.587 billion

The Annual Caps for the deposit services (including accrued interest) provided by China Telecom Finance to the Group for the three years ended 31 December 2019, 31 December 2020 and 31 December 2021 were as follows:

	Annual Caps for the year ended 31 December 2019	Annual Caps for the year ended 31 December 2020	Annual Caps for the year ending 31 December 2021
Maximum daily balance of deposits (including accrued interest) deposited by the Group with China Telecom Finance	RMB50 billion	RMB55 billion	RMB60 billion

(ii)	Loan and Bill Discounting Services

As the loan and bill discounting services provided by China Telecom Finance to the Group are conducted on normal commercial terms or better and the relevant loan and bill discounting services are not secured by the assets of the Group, such loan and discounting services have been exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

(iii)	Other Financial Services

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services provided by China Telecom Finance to the Group is less than 0.1%, such other financial services have been exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As far as the Directors are aware, as at the date of this announcement, none of the Annual Caps of the respective specified financial services provided by China Telecom Finance to the Group for the year ending 31 December 2021 has been exceeded.

Proposed Annual Caps

(i)	Deposit Services

The Annual Caps for the deposit services (including accrued interest) provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 are as follows:

	Annual Caps for the year ending 31 December 2022	Annual Caps for the year ending 31 December 2023	Annual Caps for the year ending 31 December 2024
Maximum daily balance of deposits (including accrued interest) to be deposited by the Group with China Telecom Finance	RMB60 billion	RMB60 billion	RMB60 billion

The maximum daily balance of deposits (including accrued interest) for the deposit services under the China Telecom Financial Services Framework Agreement will not increase year-on-year.

The Annual Caps (maximum daily balance of deposits (including accrued interest) to be deposited by the Group with China Telecom Finance) of the expected deposit services contemplated under the China Telecom Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 have taken into consideration the following factors:

1.

The Company has issued A shares on the Shanghai Stock Exchange and the proceeds from the listing is approximately RMB47.516 billion, which will be gradually utilised for 5G Industrial Internet Construction Project, Cloud- network integration new information infrastructure project and Research and development project of sci-tech innovation in the next three years, and increase the amount of deposits of the Company and the amount of deposits with China Telecom Finance at a particular point of time;

2.

The external settlement payment of the Company is mainly conducted through China Telecom Finance. Following the increase in the scale of business and operation of the Company, the reserved settlement fund deposited with China Telecom Finance will simultaneously increase;

3.

The Company has obtained approval from shareholders for the issuance of debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion. The Company will fully maintain the flexibility on financing and increase the amount of deposits of the Company and the amount of deposits with China Telecom Finance at a particular point of time in the event of additional capital needs.

As each of the applicable percentage ratios of the Annual Caps for the deposit services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is expected to exceed 5% but is less than 25%, such deposit services constitute discloseable transaction and non- exempt continuing connected transaction of the Company and are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapters 14 and 14A of the Hong Kong Listing Rules.

(ii)	Loan and Bill Discounting Services

As the loan and bill discounting services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant loan and bill discounting services will not be secured by the assets of the Group, such loan and bill discounting services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

(iii)	Other Financial Services

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

(II)	China Telecommunications Corporation Financial Services Framework Agreement entered into between China Telecom Finance and the Parent Company

On 22 October 2021, the Parent Company and China Telecom Finance have entered into the China Telecommunications Corporation Financial Services Framework Agreement. Pursuant to the agreement, China Telecom Finance agreed to provide financial services to China Telecommunications Corporation, including deposit services, loan and bill discounting services and other financial services.

The principal terms of the China Telecommunications Corporation Financial Services Framework Agreement are set out as below:

Date:

22 October 2021

Parties:

(i)	The Parent Company

(ii)	China Telecom Finance

Effective Period of the Agreement:

The China Telecommunications Corporation Financial Services Framework Agreement becomes effective when it is duly signed by the legal representatives or authorised representatives of both parties, affixed with their respective company chops or contract chops and considered or approved by the authorised body of both parties (if applicable), and shall remain valid commencing from 1 January 2022 until 31 December 2024. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement. Pursuant to the Shanghai Listing Rules, the expected respective financial services contemplated under the China Telecommunications Corporation Financial Services Framework Agreement shall commence upon the approval by the Independent Shareholders of the Company at the EGM is obtained.

Service Scope

According to the China Telecommunications Corporation Financial Services Framework Agreement, China Telecom Finance can provide the following financial services to China Telecommunications Corporation:

(i)	financial and financing advice, credit authentication and relevant consulting and agency services;

(ii)	assisting collection and payment of transaction amounts;

(iii)	acceptance of bills and discounted bills;

(iv)	entrusted loans;

(v)	internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals among member units;

(vi)	acceptance of money deposit;

(vii)	arrangement of loan and finance lease;

(viii)	approved insurance agency business;

(ix)	underwriting services of China Telecommunications Corporation’s corporate bonds;

(x)	consumer credits, buyer credits and finance lease of the products of China Telecommunications Corporation; and

(xi)	other businesses as approved by the CBIRC*.

*

Pursuant to Administrative Measures of Finance Companies of Enterprise Groups (Order No. 8 of 2006 issued by the China Banking Regulatory Commission), depending on actual development needs and subject to fulfilment of regulatory requirements, China Telecom Finance can apply to CBIRC to carry on other businesses, which include providing consumer credits, buyer credits and finance lease of the products of the member units.

Upon the agreement becoming effective, the above services numbered (viii) to (xi) can be provided by China Telecom Finance in accordance with the business scope as approved by CBIRC.

Pricing Policy

(i)	Deposit Services

The deposit interest rates offered by China Telecom Finance to China Telecommunications Corporation shall comply with the relevant requirements of the People’s Bank of China and be with reference to the deposit benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of China Telecommunications Corporation and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of China Telecommunications Corporation. Under the same conditions, the interest rates and terms for the deposit services offered by China Telecom Finance to China Telecommunications Corporation shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units.

(ii)	Loan and Bill Discounting Services

The loan interest rates and the bill discounting interest rates offered by China Telecom Finance to China Telecommunications Corporation shall comply with the relevant requirements of the People’s Bank of China and be with reference to the loan benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the interest rates of the same type of loan services and bill discounting services for the same period offered by the major cooperative commercial banks of China Telecommunications Corporation and are conducted on normal commercial terms or better. The loan interest rates and the bill discounting interest rates offered shall be equivalent to or lower than those offered by the major cooperative commercial banks of China Telecommunications Corporation. Under the same conditions, the interest rates and terms for the loan and bill discounting services offered by China Telecom Finance to China Telecommunications Corporation shall be the same as those interest rates and terms of the same type of loan services and bill discounting services for the same period offered by China Telecom Finance to other member units.

The above loan and bill discounting services provided by China Telecom Finance to China Telecommunications Corporation do not require China Telecommunications Corporation to pledge any security over its assets or make other arrangements for the loan and bill discounting services as guarantee.

(iii)	Other Financial Services

China Telecom Finance will provide other financial services (other than deposit, loan and bill discounting services) including financial and financing advice, credit authentication, acceptance of bills, internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement.

The fees charged for other financial services to be provided by China Telecom Finance to China Telecommunications Corporation mentioned above shall comply with the fees standard promulgated by regulatory departments including the People’s Bank of China or the CBIRC (if applicable), and be with reference to the handling fees standard for the same type of other financial services charged by the major cooperative commercial banks of China Telecommunications Corporation and are conducted on normal commercial terms or better. The handling fees standard shall be equivalent to or lower than those charged by the major cooperative commercial banks of China Telecommunications Corporation. Under the same conditions, the fees standard charged to China Telecommunications Corporation by China Telecom Finance shall be the same as those fees standard for the same type of other financial services charged by China Telecom Finance to other member units.

For the respective specific transactions under the China Telecommunications Corporation Financial Services Framework Agreement entered into between the Parent Company and China Telecom Finance, under the same conditions, China Telecommunications Corporation should, in principle, choose the services provided by China Telecom Finance. If China Telecommunications Corporation considers it is appropriate and beneficial to China Telecommunications Corporation, China Telecommunications Corporation has the discretion to engage one or more major cooperative commercial banks of China Telecommunications Corporation as its financial services providers.

Historical Transaction Amount

(i)	Deposit Services

As the deposit services provided by China Telecom Finance to China Telecommunications Corporation are conducted on normal commercial terms or better and the relevant deposit services are not secured by the assets of the Group, such deposit services have been exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

The transactions under the China Telecommunications Corporation Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The historical transaction amount for the deposit services (including accrued interest) provided by China Telecom Finance to China Telecommunications Corporation for the two years ended 31 December 2019 and 31 December 2020 and six months ended 30 June 2021 was as follows:

	Unaudited historical amount for the year ended 31 December 2019	Unaudited historical amount for the year ended 31 December 2020	Unaudited historical amount for the six months ended 30 June 2021
Maximum daily balance of deposits (including accrued interest) deposited by China Telecommunications Corporation with China Telecom Finance	RMB1.671 billion	RMB4.381 billion	RMB9.183 billion

(ii)	Loan and Bill Discounting Services

For the year ended 31 December 2019, the year ended 31 December 2020 and six months ended 30 June 2021, China Telecom Finance had not provided any loan and bill discounting services to China Telecommunications Corporation.

The Annual Caps for the loan services (including accrued interest) provided by China Telecom Finance to China Telecommunications Corporation for the three years ended 31 December 2019, 31 December 2020 and 31 December 2021 were as follows:

	Annual Caps for the year ended 31 December 2019	Annual Caps for the year ended 31 December 2020	Annual Caps for the year ending 31 December 2021
Maximum daily loan balance (including accrued interest) provided by China Telecom Finance to China Telecommunications Corporation	RMB1 billion	RMB1 billion	RMB10 billion

(iii)	Other Financial Services

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services provided by China Telecom Finance to China Telecommunications Corporation is less than 0.1%, such other financial services have been exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The transactions under the China Telecommunications Corporation Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. For the year ended 31 December 2019, the year ended 31 December 2020 and six months ended 30 June 2021, the respective fee charged by China Telecom Finance on providing other financial services to China Telecommunications Corporation were RMB0, respectively.

As far as the Directors are aware, as at the date of this announcement, none of the Annual Caps of the respective specified financial services provided by China Telecom Finance to China Telecommunications Corporation for the year ending 31 December 2021 has been exceeded.

Proposed Annual Caps

(i)	Deposit Services

As the deposit services to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

The transactions under the China Telecommunications Corporation Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The Annual Caps for the deposit services (including accrued interest) to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 are as follows:

	Annual Caps for the year ending 31 December 2022	Annual Caps for the year ending 31 December 2023	Annual Caps for the year ending 31 December 2024
Maximum daily balance of deposits (including accrued interest) deposited by China Telecommunications Corporation with China Telecom Finance	RMB16 billion	RMB17 billion	RMB18 billion

(ii)	Loan and Bill Discounting Services

The Annual Caps for the loan and bill discounting services (including accrued interest) to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 are as follows:

	Annual Caps for the year ending 31 December 2022	Annual Caps for the year ending 31 December 2023	Annual Caps for the year ending 31 December 2024
Maximum daily loan and bill discounting balance (including accrued interest) to be provided by China Telecom Finance to China Telecommunications Corporation	RMB14 billion	RMB14 billion	RMB14 billion

The Annual Caps for the loan and bill discounting services under the China Telecommunications Corporation Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and December 2024 have been determined with reference to the loan and bill discounting amounts obtained from commercial banks by China Telecommunications Corporation in the recent three years, the existing business scale and operation of China Telecommunications Corporation, business plans and business development needs, financial and cash flow level, capital financing strategies and needs for the coming three years, and the expected financial and cash flow level as well as the risk management needs of China Telecom Finance for the coming three years.

As each of the applicable percentage ratios of the Annual Caps for the loan and bill discounting services to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

(iii)	Other Financial Services

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The transactions under the China Telecommunications Corporation Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The Annual Caps for the fee charged for the other financial services to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December

2023 and 31 December 2024 are as follows:

	Annual Caps for the year ending 31 December 2022	Annual Caps for the year ending 31 December 2023	Annual Caps for the year ending 31 December 2024
Maximum fee charged by China Telecom Finance on providing other financial services to China Telecommunications Corporation	RMB0.04 billion	RMB0.04 billion	RMB0.04 billion

(III)	CCS Financial Services Framework Agreement entered into between China Telecom Finance and CCS

On 22 October 2021, CCS and China Telecom Finance have entered into the CCS Financial Services Framework Agreement. Pursuant to the agreement, China Telecom Finance agreed to provide financial services to CCS Group, including deposit services, loan and bill discounting services and other financial services.

The principal terms of the CCS Financial Services Framework Agreement are set out as below:

Date:

22 October 2021

Parties:

(i)	CCS

(ii)	China Telecom Finance

Effective Period of the Agreement:

The CCS Financial Services Framework Agreement becomes effective when it is duly signed by the legal representatives or authorised representatives of both parties, affixed with their respective company chops or contract chops and considered or approved by the authorised body of both parties (if applicable), and shall remain valid commencing from 1 January 2022 until 31 December 2024. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement. Pursuant to the Shanghai Listing Rules, the expected respective financial services contemplated under the CCS Financial Services Framework Agreement shall commence upon the approval by the Independent Shareholders of the Company at the EGM is obtained.

Service Scope

According to the CCS Financial Services Framework Agreement, China Telecom Finance can provide the following financial services to the CCS Group:

(i)	financial and financing advice, credit authentication and relevant consulting and agency services;

(ii)	assisting collection and payment of transaction amounts;

(iii)	acceptance of bills and discounted bills;

(iv)	entrusted loans;

(v)	internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals among member units;

(vi)	acceptance of money deposit;

(vii)	arrangement of loan and finance lease;

(viii)	approved insurance agency business;

(ix)	underwriting services of the CCS Group’s corporate bonds;

(x)	consumer credits, buyer credits and finance lease of the products of the CCS Group; and

(xi)	other businesses as approved by the CBIRC*.

*

Pursuant to Administrative Measures of Finance Companies of Enterprise Groups (Order No. 8 of 2006 issued by the China Banking Regulatory Commission), depending on actual development needs and subject to fulfilment of regulatory requirements, China Telecom Finance can apply to CBIRC to carry on other businesses, which include providing consumer credits, buyer credits and finance lease of the products of the member units.

Upon the agreement becoming effective, the above services numbered (viii) to (xi) can be provided by China Telecom Finance in accordance with the business scope as approved by CBIRC.

Pricing Policy

(i)	Deposit Services

The deposit interest rates offered by China Telecom Finance to the CCS Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the deposit benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the CCS Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of the CCS Group. Under the same conditions, the interest rates and terms for the deposit services offered by China Telecom Finance to the CCS Group shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units.

(ii)	Loan and Bill Discounting Services

The loan interest rates and the bill discounting interest rates offered by China Telecom Finance to the CCS Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the loan benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the interest rates of the same type of loan services and bill discounting services for the same period offered by the major cooperative commercial banks of the CCS Group and are conducted on normal commercial terms or better. The loan interest rates and the bill discounting interest rates offered shall be equivalent to or lower than those offered by the major cooperative commercial banks of the CCS Group. Under the same conditions, the interest rates and terms for the loan and bill discounting services offered by China Telecom Finance to the CCS Group shall be the same as those interest rates and terms of the same type of loan services and bill discounting services for the same period offered by China Telecom Finance to other member units.

The above loan and bill discounting services provided by China Telecom Finance to the CCS Group do not require the CCS Group to pledge any security over its assets or make other arrangements for the loan and bill discounting services as guarantee.

(iii)	Other Financial Services

China Telecom Finance will provide other financial services (other than deposit, loan or bill discounting services) including financial and financing advice, credit authentication, acceptance of bills, internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals to the CCS Group under the CCS Financial Services Framework Agreement.

The fees charged for other financial services to be provided by China Telecom Finance to the CCS Group mentioned above shall comply with the fees standard promulgated by regulatory departments including the People’s Bank of China or the CBIRC (if applicable), and be with reference to the handling fees standard for the same type of other financial services charged by the major cooperative commercial banks of the CCS Group and are conducted on normal commercial terms or better. The handling fees standard shall be equivalent to or lower than those charged by the major cooperative commercial banks of the CCS Group. Under the same conditions, the fees standard charged to the CCS Group by China Telecom Finance shall be the same as those fees standard for the same type of other financial services charged by China Telecom Finance to other member units.

For the respective specific transactions under the CCS Financial Services Framework Agreement entered into between CCS and China Telecom Finance, provided that it is in compliance with the terms and conditions of the CCS Financial Services Framework Agreement, China Telecom Finance will be appointed as one of the financial institutions providing financial services to the CCS Group. Prior to the signing of any specific agreement with China Telecom Finance in respect of respective transactions under the CCS Financial Services Framework Agreement, the CCS Group will compare the interest rates and terms or fees charged and other relevant transactions terms offered by China Telecom Finance with those interest rates and terms of the same type of deposit or loan services for the same period or fees charged and other relevant transaction terms for the same type of financial services offered by the major cooperative commercial banks of the CCS Group. Only when the interest rates and terms or fees charged or other relevant transactions terms offered by China Telecom Finance are equivalent to or better than those interest rates and terms offered or fees charged or other relevant transactions terms (e.g. transaction approval terms, procedures or time limit, etc) offered by the major cooperative commercial banks of the CCS Group, the CCS Group has the discretion to enter into the transactions with China Telecom Finance. Under the circumstances which the CCS Group considers appropriate, the CCS Group may engage additional or other financial institutions other than China Telecom Finance to provide financial services.

Historical Transaction Amount

(i)	Deposit Services

As the deposit services provided by China Telecom Finance to the CCS Group are conducted on normal commercial terms or better and the relevant deposit services are not secured by the assets of the Group, such deposit services have been exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

The transactions under the CCS Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The historical transaction amount for the deposit services (including accrued interest) provided by China Telecom Finance to the CCS Group for the two years ended 31 December 2019 and 31 December 2020 and six months ended 30 June 2021 was as follows:

	Audited historical amount for the year ended 31 December 2019	Audited historical amount for the year ended 31 December 2020	Unaudited historical amount for the six months ended 30 June 2021
Maximum daily balance of deposits (including accrued interest) deposited by the CCS Group with China Telecom Finance	RMB2.148 billion	RMB4.003 billion	RMB4.003 billion

(ii)	Loan and Bill Discounting Services

For the year ended 31 December 2019, the year ended 31 December 2020 and six months ended 30 June 2021, China Telecom Finance had not provided any loan and bill discounting services to the CCS Group.

The Annual Caps for the loan services (including accrued interest) provided by China Telecom Finance to CCS for the three years ended 31 December 2019, 31 December 2020 and 31 December 2021 were as follows:

	Annual Caps for the year ended 31 December 2019	Annual Caps for the year ended 31 December 2020	Annual Caps for the year ending 31 December 2021
Maximum daily loan balance (including accrued interest) provided by China Telecom Finance to the CCS Group	RMB1 billion	RMB1 billion	RMB1 billion

(iii)	Other Financial Services

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services provided by China Telecom Finance to the CCS Group is less than 0.1%, such other financial services have been exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The transactions under the CCS Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. For the year ended 31 December 2019, the year ended 31 December 2020 and six months ended 30 June 2021, the respective fee charged by China Telecom Finance on providing other financial services to the CCS Group were RMB0, respectively.

As far as the Directors are aware, as at the date of this announcement, none of the Annual Caps of the respective specified financial services provided by China Telecom Finance to CCS Group for the year ending 31 December 2021 has been exceeded.

Proposed Annual Caps

(i)	Deposit Services

As the deposit services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

The deposit services offered by China Telecom Finance to the CCS Group shall be provided upon the approval by the independent shareholders of CCS at the CCS EGM is obtained. The respective Annual Caps of the deposit services for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 to be tabled for the approval of independent shareholders of CCS are RMB8.5 billion, RMB8.5 billion and RMB8.5 billion, respectively.

(ii)	Loan and Bill Discounting Services

The Annual Caps of the loan and bill discounting services (including accrued interest) to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 are as follows:

	Annual Caps for the year ending 31 December 2022	Annual Caps for the year ending 31 December 2023	Annual Caps for the year ending 31 December 2024
Maximum daily loan and bill discounting balance (including accrued interest) to be provided by China Telecom Finance to the CCS Group	RMB1 billion	RMB1 billion	RMB1 billion

The Annual Caps for the loan and bill discounting services under the CCS Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 have been determined with reference to the loan and bill discounting amount obtained from commercial banks by the CCS Group in the recent three years, financing strategies needs of the CCS Group for the coming three years and the possible demand for loans and bill discounting services in alignment with the business development of the CCS Group.

As each of the applicable percentage ratios of the Annual Caps for the loan services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

(iii)	Other Financial Services

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The transactions under the CCS Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The Annual Caps for the fee charged for the other financial services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 are as follows:

	Annual Caps for the year ending 31 December 2022	Annual Caps for the year ending 31 December 2023	Annual Caps for the year ending 31 December 2024
Maximum fee charged by China Telecom Finance on providing other financial services to CCS Group	RMB14 million	RMB14 million	RMB14 million

(IV)	New Guomai Financial Services Framework Agreement entered into between China Telecom Finance and New Guomai

On 22 October 2021, New Guomai and China Telecom Finance have entered into the New Guomai Financial Services Framework Agreement. Pursuant to the agreement, China Telecom Finance agreed to provide financial services to New Guomai Group, including deposit services, loan and bill discounting services and other financial services.

The principal terms of the New Guomai Financial Services Framework Agreement are set out as below:

Date:

22 October 2021

Parties:

(i)	New Guomai

(ii)	China Telecom Finance

Effective Period of the Agreement:

The New Guomai Financial Services Framework Agreement becomes effective when it is duly signed by the legal representatives or authorised representatives of both parties, affixed with their respective company chops or contract chops and considered or approved by the authorised body of both parties (if applicable), and shall remain valid commencing from 1 January 2022 until 31 December 2024. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement. Pursuant to the Shanghai Listing Rules, the expected respective financial services contemplated under the New Guomai Financial Services Framework Agreement shall commence upon the approval by the Independent Shareholders of the Company at the EGM is obtained.

Service Scope

According to the New Guomai Financial Services Framework Agreement, China Telecom Finance can provide the following financial services to the New Guomai Group:

(i)	financial and financing advice, credit authentication and relevant consulting and agency services;

(ii)	assisting collection and payment of transaction amounts;

(iii)	acceptance of bills and discounted bills;

(iv)	entrusted loans;

(v)	internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals among member units;

(vi)	acceptance of money deposit;

(vii)	arrangement of loan and finance lease;

(viii)	approved insurance agency business;

(ix)	underwriting services of the New Guomai Group’s corporate bonds;

(x)	consumer credits, buyer credits and finance lease of the products of the New Guomai Group; and

(xi)	other businesses as approved by the CBIRC*.

*

Pursuant to Administrative Measures of Finance Companies of Enterprise Groups (Order No. 8 of 2006 issued by the China Banking Regulatory Commission), depending on actual development needs and subject to fulfilment of regulatory requirements, China Telecom Finance can apply to CBIRC to carry on other businesses, which include providing consumer credits, buyer credits and finance lease of the products of the member units.

Upon the agreement becoming effective, the above services numbered (viii) to (xi) can be provided by China Telecom Finance in accordance with the business scope as approved by CBIRC.

Pricing Policy

(i)	Deposit Services

The deposit interest rates offered by China Telecom Finance to the New Guomai Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the deposit benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the New Guomai Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of the New Guomai Group. Under the same conditions, the interest rates and terms for the deposit services offered by China Telecom Finance to the New Guomai Group shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units.

(ii)	Loan and Bill Discounting Services

The loan interest rates and the bill discounting interest rates offered by China Telecom Finance to the New Guomai Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the loan benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the interest rates of the same type of loan services and bill discounting services for the same period offered by the major cooperative commercial banks of the New Guomai Group and are conducted on normal commercial terms or better. The loan interest rates and the bill discounting interest rates offered shall be equivalent to or lower than those offered by the major cooperative commercial banks of the New Guomai Group. Under the same conditions, the interest rates and terms for the loan and bill discounting services offered by China Telecom Finance to the New Guomai Group shall be the same as those interest rates and terms of the same type of loan services and bill discounting services for the same period offered by China Telecom Finance to other member units.

The above loan and bill discounting services provided by China Telecom Finance to the New Guomai Group do not require the New Guomai Group to pledge any security over its assets or make other arrangements for the loan and bill discounting services as guarantee.

(iii)	Other Financial Services

China Telecom Finance will provide other financial services (other than deposit, loan or bill discounting services) including financial and financing advice, credit authentication, acceptance of bills, internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals to the New Guomai Group under the New Guomai Financial Services Framework Agreement.

The fees charged for other financial services to be provided by China Telecom Finance to the New Guomai Group mentioned above shall comply with the fees standard promulgated by regulatory departments including the People’s Bank of China or the CBIRC (if applicable), and be with reference to the handling fees standard for the same type of other financial services charged by the major cooperative commercial banks of the New Guomai Group and are conducted on normal commercial terms or better. The handling fees standard shall be equivalent to or lower than those charged by the major cooperative commercial banks of the New Guomai Group. Under the same conditions, the fees standard charged to the New Guomai Group by China Telecom Finance shall be the same as those fees standard for the same type of other financial services charged by China Telecom Finance to other member units.

The New Guomai has the discretion to choose other financial institutions to provide financial services. For the respective specific transactions under the New Guomai Financial Services Framework Agreement entered into between New Guomai and China Telecom Finance and under the same conditions, the New Guomai Group shall, in principle, take the financial services provided by China Telecom Finance as priority. Under the circumstances which the New Guomai Group considers appropriate and beneficial to the New Guomai Group, the New Guomai Group may engage one or more financial institutions which are the major cooperative commercial banks of the New Guomai Group to provide financial services.

Historical Transaction Amount

(i)	Deposit Services

As the deposit services provided by China Telecom Finance to the New Guomai Group are conducted on normal commercial terms or better and the relevant deposit services are not secured by the assets of the Group, such deposit services have been exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

The transactions under the New Guomai Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The historical transaction amount for the deposit services (including accrued interest) provided by China Telecom Finance to New Guomai Group for the two years ended 31 December 2019 and 31 December 2020 and six months ended 30 June 2021 was as follows:

	Audited historical amount for the year ended 31 December 2019	Audited historical amount for the year ended 31 December 2020	Unaudited historical amount for the six months ended 30 June 2021
Maximum daily balance of deposits (including accrued interest) deposited by New Guomai Group with China Telecom Finance	RMB0.723 billion	RMB1.431 billion	RMB1.431 billion

(ii)	Loan and Bill Discounting Services

For the year ended 31 December 2019, the year ended 31 December 2020 and six months ended 30 June 2021, China Telecom Finance had not provided any loan and bill discounting services to the New Guomai Group.

(iii)	Other Financial Services

For the year ended 31 December 2019, the year ended 31 December 2020 and six months ended 30 June 2021, China Telecom Finance had not provided any other financial services to the New Guomai Group.

Proposed Annual Caps

(i)	Deposit Services

As the deposit services to be provided by China Telecom Finance to the New Guomai Group under the New Guomai Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

The transactions under the New Guomai Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The Annual Caps for the deposit services (including accrued interest) to be provided by China Telecom Finance to the New Guomai Group under the New Guomai Financial Services Agreements for the three years ending 31 December 2022, 31 December 2023, 31 December 2024 are as follows:

	Annual Caps for the year ending 31 December 2022	Annual Caps for the year ending 31 December 2023	Annual Caps for the year ending 31 December 2024
Maximum daily balance of deposits (including accrued interest) deposited by the New Guomai Group with China Telecom Finance	RMB1.5 billion	RMB1.5 billion	RMB1.5 billion

(ii)	Loan and Bill Discounting Services

The Annual Caps of the loan and bill discounting services (including accrued interest) to be provided by China Telecom Finance to the New Guomai Group for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 are as follows:

	Annual Caps for the year ending 31 December 2022	Annual Caps for the year ending 31 December 2023	Annual Caps for the year ending 31 December 2024
Maximum daily loan and bill discounting balance (including accrued interest) to be provided by China Telecom Finance to the New Guomai Group	RMB1.5 billion	RMB1.5 billion	RMB1.5 billion

The Annual Caps for the loan and bill discounting services under the New Guomai Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 have been determined with reference to the loan and bill discounting amount obtained from commercial banks by the New Guomai Group in the recent three years, financing strategies needs of the New Guomai Group for the coming three years and the possible demand for loans and bill discounting services in alignment with the business development of the New Guomai Group.

As each of the applicable percentage ratios of the Annual Caps for the loan and bill discounting services to be provided by China Telecom Finance to the New Guomai Group under the New Guomai Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

(iii)	Other Financial Services

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the New Guomai Group under the New Guomai Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The transactions under the New Guomai Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The Annual Caps for the fee charged for the other financial services to be provided by China Telecom Finance to the New Guomai Group under the New Guomai Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 are as follows:

	Annual Caps for the year ending 31 December 2022	Annual Caps for the year ending 31 December 2023	Annual Caps for the year ending 31 December 2024
Maximum fee charged by China Telecom Finance on providing other financial services to the New Guomai Group	RMB10 million	RMB10 million	RMB10 million

(V)	Safety Technology Financial Services Framework Agreement entered into between China Telecom Finance and Safety Technology

On 22 October 2021, Safety Technology and China Telecom Finance have entered into the Safety Technology Financial Services Framework Agreement. Pursuant to the agreement, China Telecom Finance agreed to provide financial services to Safety Technology Group, including deposit services, loan and bill discounting services and other financial services.

The principal terms of the Safety Technology Financial Services Framework Agreement are set out as below:

Date:

22 October 2021

Parties:

(i)	Safety Technology

(ii)	China Telecom Finance

Effective Period of the Agreement:

The Safety Technology Financial Services Framework Agreement becomes effective when it is duly signed by the legal representatives or authorised representatives of both parties, affixed with their respective company chops or contract chops and considered or approved by the authorised body of both parties (if applicable), and shall remain valid commencing from 1 January 2022 until 31 December 2024. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement. Pursuant to the Shanghai Listing Rules, the expected respective financial services contemplated under the Safety Technology Financial Services Framework Agreement shall commence upon the approval by the Independent Shareholders of the Company at the EGM is obtained.

Service Scope

According to the Safety Technology Financial Services Framework Agreement, China Telecom Finance can provide the following financial services to the Safety Technology Group:

(i)	financial and financing advice, credit authentication and relevant consulting and agency services;

(ii)	providing payment services and collection services in accordance with the Safety Technology Group’s instructions, and other supporting services related to the settlement business;

(iii)	acceptance of bills and discounted bills;

(iv)	entrusted loans;

(v)	internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals among member units;

(vi)	acceptance of money deposit;

(vii)	arrangement of loan and finance lease;

(viii)	approved insurance agency business;

(ix)	underwriting services of the Safety Technology Group’s corporate bonds;

(x)	consumer credits, buyer credits and finance lease of the products of the Safety Technology Group; and

(xi)	other businesses as approved by the CBIRC*.

*

Pursuant to Administrative Measures of Finance Companies of Enterprise Groups (Order No. 8 of 2006 issued by the China Banking Regulatory Commission), depending on actual development needs and subject to fulfilment of regulatory requirements, China Telecom Finance can apply to CBIRC to carry on other businesses, which include providing consumer credits, buyer credits and finance lease of the products of the member units.

Upon the agreement becoming effective, the above services numbered (viii) to (xi) can be provided by China Telecom Finance in accordance with the business scope as approved by CBIRC.

Pricing Policy

(i)	Deposit Services

The deposit interest rates offered by China Telecom Finance to the Safety Technology Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the deposit benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the Safety Technology Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of the Safety Technology Group. During the term of the agreement, the maximum daily balance of deposits (including accrued interest) to be deposited by Safety Technology Group with China Telecom Finance shall not exceed the maximum caps (including accrued interest) reviewed by the shareholders’ meeting of Safety Technology. In the event that Safety Technology Group’s deposits with China Telecom Finance exceeds the maximum caps due to settlement and other reasons, Safety Technology Group shall confirm the remittance of funds on deposits that exceed the maximum caps to the designated bank account by issuing a legally valid written notice to China Telecom Finance within three working days. China Telecom Finance shall complete the remittance of the due amount in accordance with the confirmation on such written notice by the Safety Technology Group within three working days.

(ii)	Loan and Bill Discounting Services

The loan interest rates and the bill discounting interest rates offered by China Telecom Finance to the Safety Technology Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the loan benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the interest rates of the same type of loan services for the same period and bill discounting services for the same period offered by the major cooperative commercial banks of the Safety Technology Group, and are conducted on normal commercial terms or better. During the term of the agreement, the maximum daily balance of loan and bill discounting (including accrued interest) provided by China Telecom Finance to Safety Technology shall not exceed the maximum caps reviewed by the shareholders’ meeting of Safety Technology. The terms for loan and bill discounting services offered by China Telecom Finance to the Safety Technology Group shall be equivalent to or better than those offered on normal commercial terms or better.

(iii)	Other Financial Services

China Telecom Finance will provide other financial services (other than deposit, loan and bill discounting services) including financial and financing advice, credit authentication, acceptance of bills, internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement.

The fees charged for other financial services to be provided by China Telecom Finance to the Safety Technology Group mentioned above shall comply with the fees standard promulgated by regulatory departments including the People’s Bank of China or the CBIRC (if applicable), and be with reference to the handling fees standard for the same type of other financial services charged by the major cooperative commercial banks of the Safety Technology Group and are conducted on normal commercial terms or better. The handling fees standard shall be equivalent to or lower than those charged by the major cooperative commercial banks of the Safety Technology Group.

The Safety Technology has the discretion to choose financial services provided by other financial institutions. For the respective specific transactions under the Safety Technology Financial Services Framework Agreement entered into between Safety Technology Group and China Telecom Finance and under the same conditions, the Safety Technology Group shall, in principle, take the financial services provided by China Telecom Finance as priority. Under the circumstances which the Safety Technology Group considers appropriate and beneficial to the Safety Technology Group, the Safety Technology Group may engage one or more financial institutions which are the major cooperative commercial banks of the Safety Technology Group to provide financial services.

Historical Transaction Amount

(i)	Deposit Services

As the deposit services provided by China Telecom Finance to the Safety Technology Group are conducted on normal commercial terms or better and the relevant deposit services are not secured by the assets of the Group, such deposit services have been exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

The transactions under the Safety Technology Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. For the year ended 31 December 2019, the year ended 31 December 2020 and six months ended 30 June 2021, China Telecom Finance had not provided any deposit services to the Safety Technology Group.

(ii)	Loan and Bill Discounting Services

For the year ended 31 December 2019, the year ended 31 December 2020 and six months ended 30 June 2021, China Telecom Finance had not provided any loan and bill discounting services to the Safety Technology Group.

(iii)	Other Financial Services

For the year ended 31 December 2019, the year ended 31 December 2020 and six months ended 30 June 2021, China Telecom Finance had not provided any other financial services to the Safety Technology Group.

Proposed Annual Caps

(i)	Deposit Services

As the deposit services to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

The transactions under the Safety Technology Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The Annual Caps for the deposit services (including accrued interest) to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Agreement for the three years ending 31 December 2022, 31 December 2023, 31 December 2024 are as follows:

	Annual Caps for the year ending 31 December 2022	Annual Caps for the year ending 31 December 2023	Annual Caps for the year ending 31 December 2024
Maximum daily balance of deposits (including accrued interest) deposited by Safety Technology Group with China Telecom Finance	RMB0.5 billion	RMB0.6 billion	RMB0.7 billion

(ii)	Loan and Bill Discounting Services

The Annual Caps of the loan and bill discounting services (including accrued interest) to be provided by China Telecom Finance to the Safety Technology Group under the New Safety Technology Financial Services Agreements for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 are as follows:

	Annual Caps for the year ending 31 December 2022	Annual Caps for the year ending 31 December 2023	Annual Caps for the year ending 31 December 2024
Maximum daily loan and bill discounting balance (including accrued interest) to be provided by China Telecom Finance to the Safety Technology Group	RMB0.5 billion	RMB0.6 billion	RMB0.7 billion

The Annual Caps for the loan and bill discounting services under the Safety Technology Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 have been determined with reference to the loan amount obtained from commercial banks by the Safety Technology Group in the recent three years, financing strategies needs of the Safety Technology Group for the coming three years and the possible demand for loans and bill discounting services in alignment with the business development of the Safety Technology Group.

As each of the applicable percentage ratios of the Annual Caps for the loan and bill discounting services to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

(iii)	Other Financial Services

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The transactions under the Safety Technology Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The Annual Caps for the fee charged for the other financial services to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 are as follows:

	Annual Caps for	Annual Caps for	Annual Caps for
	the year ending	the year ending	the year ending
	31 December 2022	31 December 2023	31 December 2024
Maximum fee charged by China Telecom Finance on providing other financial services to the Safety Technology Group	RMB10 million	RMB10 million	RMB10 million

CAPITAL RISK CONTROL MEASURES

i.

As a non-banking financial institution established with the approval of the CBIRC, China Telecom Finance is subject to the direct routine supervision by the Beijing Regulatory Bureau, the designated institution appointed by the CBIRC. It abides by all applicable regulatory requirements, including capital adequacy ratio, liquidity ratio, ratio restriction on borrowing balances from banks and other financial institutions and outstanding guarantee to total capital, ratio restriction on short-term securities investment and long- term investment to total capital. Meanwhile, China Telecom Finance is also subject to the direct supervision of the People’s Bank of China to pay deposit reserve in full and timely manner.

ii.

In accordance with the relevant regulatory requirements of the CBIRC, the Parent Company undertakes to increase the capital of China Telecom Finance to resolve its financial difficulties in accordance with its actual needs if it encounters such difficulties in emergency situations. Specific measures include, but not limited to, providing liquidity support when China Telecom Finance encounters financial difficulties, and supplementing its capital in a timely manner when China Telecom Finance suffers financial losses resulting in capital erosion.

iii.

China Telecom Finance has established a complete corporate governance structure, including shareholders’ meeting, a board of directors, a supervisory committee and a management team, as well as professional committees established under the board of directors and management team, which ensure stable operation and effective supervision of China Telecom Finance. China Telecom Finance has established an internal control system and a dynamic updated mechanism covering all business areas and ensuring effective internal control and strict implementation of charters and policies through audit, examination and other measures. It has also set up a comprehensive risk management organisation structure.

iv.

China Telecom Finance is a subsidiary of the Company and the Company is responsible for supervising China Telecom Finance to establish a core business system to ensure safe and stable operation. At present, the system has been connected with the commercial banking system and has reached the national security standards focused on commercial banks, providing assurance to information technology facilities, systems functions and performance to safeguard fund security.

v.

China Telecom Finance will provide sufficient information to the finance department of the Company (including copies of all regulatory reports required to be submitted to the CBIRC). The finance department of the Company will closely monitor the transactions under respective Financial Services Framework Agreements, check the maximum daily balance of deposits on daily basis to ensure that the relevant amounts will not exceed the applicable Annual Caps, and immediately review the relevant information in the regulatory reports, monthly financial statements and monthly deposits balance statements provided by China Telecom Finance. Follow-up measures will be taken immediately when problems are identified and the issues will be immediately reported to the management when appropriate.

INTERNAL CONTROL

The Company has formulated and strictly implemented various systems including the Administrative Measures of Related-party (Connected) Transactions of China Telecom Corporation Limited, the Working Guidance of Connected Transactions of China Telecom Corporation Limited and the Internal Control Manual of China Telecom Corporation Limited to ensure that connected transactions of the Group are entered into in accordance with pricing mechanisms and transaction models that are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

In order to regulate the connected transactions between the Company and its connected persons with China Telecom Finance, based on the Company’s existing comprehensive system on connected transactions management, the Company and China Telecom Finance have formulated supplementary regulations including relevant measures on risk control management and risk disposal contingency plan to ensure that the continuing connected transactions on financial services between China Telecom Finance with the Group, China Telecommunications Corporation, the CCS Group, the New Guomai Group and the Safety Technology Group are effectively managed and controlled, and are conducted in compliance with relevant rules and connected transactions management system. Relying on the Group’s existing internal control regulation on capital management, financing and monetary funds management together with the enriched capital management experience of the management team and personnel of China Telecom Finance, the business activities regarding the relevant financial activities entered into between the Group and its connected persons with China Telecom Finance are thus effectively regulated.

The finance department of the Company is responsible for cross-checking the interest rates when the Group has deposit needs to ensure that China Telecom Finance will comply with the interest rates regulation of the People’s Bank of China and will also compare the interest rates and terms offered by 2 to 3 major cooperative commercial banks of the Group. Accordingly, the Company is able to ensure that the interest rates and terms for the deposits placed by the Group with China Telecom Finance are on normal commercial terms or better. The finance department of the Company will regularly check on a monthly basis the relevant interest rates and fees for other financial services and will compare the interest rates for deposit services, interest rates for loan and bill discounting services (or loans) and service fees charged for other financial services provided by China Telecom Finance to the Group, China Telecommunications Corporation, the CCS Group, the New Guomai Group and the Safety Technology Group to ensure that the interest rates and the terms are strictly in compliance with the respective pricing policies under the respective Financial Services Framework Agreements of the Group, China Telecommunications Corporation, the CCS Group, the New Guomai Group and the Safety Technology Group. China Telecom Finance will provide the finance department of the Company with such information and the finance department will also independently review such information. If there is any change on the regulation of interest rates promulgated by the People’s Bank of China, the finance department of the Company will communicate and discuss with China Telecom Finance to ensure that China Telecom Finance will correspondingly adjust the deposit interest rates in accordance with the relevant new regulation on applicable interest rates as promulgated by the People’s Bank of China and in compliance with the pricing policies of Financial Services Framework Agreements.

The finance department of the Company is also responsible for closely monitoring the deposit balance deposited by the Group with China Telecom Finance. The core business system of China Telecom Finance also provides the necessary support to the Company to monitor the relevant transaction information so as to ensure that the scale of deposit services does not exceed the applicable Annual Caps. Specifically, China Telecom Finance will, through the establishment of comprehensive and collaborative information technology measures, supervise the transactions conducted under the China Telecom Financial Services Framework Agreement, the China Telecommunications Corporation Financial Services Framework Agreement, the CCS Financial Services Framework Agreement, the New Guomai Financial Services Framework Agreement and the Safety Technology Financial Services Framework Agreement. China Telecom Finance will set prescribed alert amounts and notification rules in its core business system for the respective applicable Annual Caps in accordance with the relevant Financial Services Framework Agreements. Such cap alerts will be set with the aim of ensuring appropriate adjustment measures will be taken in respect of the relevant transactions, and will usually be set to be automatically sent out when 80% of the Annual Caps (and thereafter when a higher percentage) are reached. The core business system of China Telecom Finance will timely compute the statistics of relevant transaction scale and automatically compare them with the prescribed alert amounts, and send out notification signals and instructions focusing on controlled transaction behaviour in accordance to the prescribed rules. China Telecom Finance will closely monitor the transaction status under each of the Financial Services Framework Agreements, and will examine and check the implementation status of the cap alert on a daily basis. The above system design will facilitate and ensure the actual transaction amount will not exceed the relevant Annual Caps under each of the respective Financial Services Framework Agreements.

The legal department of the Company regularly analyses and oversees the execution of connected transactions to ensure that they are implemented in accordance with the relevant connected transactions agreements. The finance department initiates the daily management of connected transactions, including cooperating with the relevant business departments for account reconciliation with connected parties, regularly analysing the implementation of connected transactions together with business departments and performing supervisory examination. The finance department regularly reports the status of the implementation of connected transactions to the Audit Committee. The audit department incorporates such connected transactions into the scope of annual internal control assessment and report the results to the management.

The auditors of the Company review the respective continuing connected transactions of the Company and confirm to the Board that the transactions have received the approval by the Board on an annual basis; the transactions have been entered into in accordance with the pricing policies as set out in the relevant agreements governing such transactions; and the transactions have been performed in accordance with the terms of the relevant agreements governing such transactions. Meanwhile, the auditors of the Company would confirm that the annual caps applicable to the respective continuing connected transactions entered into between the Company and its connected persons have not been exceeded.

The independent non-executive Directors of the Company will conduct annual review on the continuing connected transactions and confirm that the transactions have been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business; the transactions are on normal commercial terms or better; and have been entered into in accordance with the relevant terms that are fair and reasonable and in the overall interests of the shareholders of the Company as a whole.

The Board oversees the Company’s risk management and internal control systems, including internal control systems of connected transactions and the Board will, through the Audit Committee, conducts an annual review of the risk management and internal control systems for each financial year of the Company. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of these systems, the Board would confirm that the Company’s risk management and internal control systems are solid, well-established, effective and sufficient.

REASONS FOR AND BENEFITS OF ENTERING INTO THE RESPECTIVE FINANCIAL SERVICES FRAMEWORK AGREEMENTS

1.

Realisation of centralised capital management and enhancement of capital management efficiency: Relying on the account management system of China Telecom Finance and its industry capabilities as a deposit-taking financial institution, the Group is able to achieve centralised capital management for member units at all levels which have been otherwise dispersed in different commercial banks. Based on the management needs of the Group, China Telecom Finance provides a customised solution for centralisation, deposit and management of capital funds, enabling the Group to withdraw funds to meet its flexible funding needs at any time, in a timely and compliant manner and without any restriction.

2.

Realisation of the maximisation of cost and operational efficiency: Serving as a platform for internal settlement, fund financing and capital management among the Group, China Telecommunications Corporation, the CCS Group, the New Guomai Group and the Safety Technology Group, China Telecom Finance provides deposit services, loan and bill discounting services and other financial services to facilitate internal settlement among all member units of the Parent Company (some of which are also customers of the Group) and to shorten the time required for fund transfer and turnover. Compared with the current approach that all member units individually arrange settlement through the bank accounts opened with respective commercial banks, China Telecom Finance can effectively improve the efficiency of fund settlement and collection between two parties. Through various measures to enhance the efficiency of internal settlement, China Telecom Finance can reduce the Group’s cost of capital and help to realise the maximisation of cost and operational efficiency.

3.

Full understanding and familiarity with the business needs of the Group: As China Telecom Finance only provides financial services to the member units of the Parent Company, it has a more direct and in-depth understanding on the telecommunications operation and communications services industry. China Telecom Finance is familiar with the capital structure, business operations, capital requirements and cash flow model of the member units of the Parent Company (including the Group), enabling it to be in a better position to anticipate the Group’s funding needs. It thereby allows the Group to more effectively allocate capital among subsidiaries and manage the existing funds and cash flow. Accordingly, China Telecom Finance can at any time provide flexible and convenient services to the Group which is more tailored to the specific needs of the Group at a lower cost and enables the Group to have a stable supply of financial services in the ordinary and usual course of business.

4.

Provision of favourable commercial terms: As a professional centralised capital management platform, in compliance with the relevant requirements of the People’s Bank of China on the interest rate and the regulatory requirements of the CBIRC on the fee standard (where applicable), China Telecom Finance will generally be able to provide the Group with transaction terms such as interest rates and fee rates no less favourable than those terms offered by the major cooperative commercial banks of the Group. Under normal circumstances, the deposit interest rates offered by China Telecom Finance to the Group shall not be lower than those offered by the major cooperative commercial banks for the same type of deposit services and for the same period and the loan interest rates shall not be higher than those offered by the major cooperative commercial banks for the same type of loan services and for the same period.

5.

Additional option for financial services provider: The respective Financial Services Framework Agreements are non-exclusive agreements and do not limit the Group’s rights in engaging any other banks or any financial institutions to satisfy its need for financial services. Therefore, entering into the Financial Services Framework Agreements will provide the Group with an additional financial services provider and also encourage all financial services providers to provide more competitive terms to the Group. Under the same conditions, giving priority to China Telecom Finance is also in the interest of the Group.

The Group, China Telecommunications Corporation, the CCS Group, the New Guomai and the Safety Technology Group have full discretion to freely select financial services providers to meet their financial service needs, and compare the rates and transactions terms offered by China Telecom Finance with those offered by other major cooperative commercial banks in accordance with their actual business needs. Therefore, the transactions contemplated under the respective Financial Services Framework Agreements are based on the actual business needs and are entered into in the ordinary and usual course of business of the Group, and are on normal commercial terms or better, and the agreement terms and conditions are fair and reasonable, and do not restrict member units to choose other commercial banks to meet their financial service needs. All member units will have one more choice of financial services provider which can encourage respective financial services providers to provide more competitive and attractive terms for financial services. For the reasons stated above, the transactions contemplated under the respective Financial Services Framework Agreements are in the interests of the Company and its shareholders as a whole.

RELATIONSHIP BETWEEN THE PARTIES AND HONG KONG LISTING RULES AND SHANGHAI LISTING RULES IMPLICATIONS

As of the date of this announcement, the Parent Company is the Company’s controlling shareholder and holds approximately 62.70% of the issued share capital of the Company. As the Parent Company holds approximately 51.39% of the issued share capital of CCS, CCS is a subsidiary of the Parent Company. As the Parent Company holds approximately 51.16% of the issued share capital of New Guomai, New Guomai is a subsidiary of the Parent Company. As the Parent Company holds approximately 18.68% of the issued share capital of Safety Technology, Safety Technology is consolidated in the audited consolidated accounts of the Parent Company. Pursuant to Chapter 14A of the Hong Kong Listing Rules, the Parent Company, CCS, New Guomai and Safety Technology and/or their associates are connected persons of the Company. As the Company holds 70% of the issued share capital of China Telecom Finance, China Telecom Finance is a subsidiary of the Company. Meanwhile, each of the Parent Company and CCS respectively holds 15% of the issued share capital of China Telecom Finance. Pursuant to Chapter 14A of the Hong Kong Listing Rules, China Telecom Finance is a connected subsidiary of the Company and an associate of the Parent Company, CCS, New Guomai and Safety Technology, which is also a connected person of the Company. Accordingly, the transactions under the respective Financial Services Framework Agreements constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Hong Kong Listing Rules.

The transactions under the above new Financial Services Framework Agreements (including the historical transaction amounts and the relevant proposed Annual Caps) will be subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules, except those under the China Telecom Financial Services Framework Agreement.

CHINA TELECOM FINANCIAL SERVICES FRAMEWORK AGREEMENT

As each of the applicable percentage ratios of the Annual Caps for the deposit services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is expected to exceed 5% but is less than 25%, such deposit services constitute discloseable transaction and non-exempt continuing connected transaction of the Company and are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapters 14 and 14A of the Hong Kong Listing Rules.

As the loan and bill discounting services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant loan and bill discounting services will not be secured by the assets of the Group, such loan and bill discounting services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

CHINA TELECOMMUNICATIONS CORPORATION FINANCIAL SERVICES FRAMEWORK AGREEMENT

As the deposit services to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the loan and bill discounting services to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to China Telecommunications Corporation under the China Telecommunications Corporation Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

CCS FINANCIAL SERVICES FRAMEWORK AGREEMENT

As the deposit services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the loan and bill discounting services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

NEW GUOMAI FINANCIAL SERVICES FRAMEWORK AGREEMENT

As the deposit services to be provided by China Telecom Finance to the New Guomai Group under the New Guomai Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the loan and bill discounting services to be provided by China Telecom Finance to the New Guomai Group under the New Guomai Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the New Guomai Group under the New Guomai Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

SAFETY TECHNOLOGY FINANCIAL SERVICES FRAMEWORK AGREEMENT

As the deposit services to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the loan and bill discounting services to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As the Parent Company, CCS, New Guomai and Safety Technology and/or its associates are connected persons of the Company, the continuing connected transactions contemplated under the Financial Services Framework Agreements entered into between China Telecom Finance with the Parent Company, CCS, New Guomai and Safety Technology respectively shall be aggregated pursuant to Rule 14A.81 of the Hong Kong Listing Rules. As each of the applicable percentage ratios of the aggregated Annual Caps for the loan and bill discounting services is expected to exceed 0.1% but is less than 5%, pursuant to Rule 14A.76(2) of the Hong Kong Listing Rules, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules. As each of the applicable percentage ratios of the aggregated Annual Caps for other financial services is expected to be less than 0.1%, pursuant to Rule 14A.76(2) of the Hong Kong Listing Rules, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

BOARD OPINION

The Board has passed resolutions to approve, among others, the China Telecom Financial Services Framework Agreement, the China Telecommunications Corporation Financial Services Framework Agreement the CCS Financial Services Framework Agreement, the New Guomai Financial Services Framework Agreement and the Safety Technology Financial Services Framework Agreement and the respective financial services thereunder. Save for Mr. Ke Ruiwen who serves as the Chairman of China Telecommunications Corporation, Mr. Li Zhengmao who serves as a Director and the President of China Telecommunications Corporation, Mr. Shao Guanglu who serves as a Director of China Telecommunications Corporation, Mr. Liu Guiqing who serves as a Vice President of China Telecommunications Corporation and Madam Zhu Min who serves as the Chief Accountant of China Telecommunications Corporation and the Chairman of China Telecom Finance, and have therefore abstained from voting on the relevant board resolutions in respect of, among others, the respective agreements, none of the Directors had a material interest in the transactions contemplated under the respective agreements and no Director was required to abstain from voting on the relevant board resolutions to approve the related agreements.

The Board (excluding the members of the Independent Board Committee) is of the view that the deposit services contemplated under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance are in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, and that the terms, as well as the Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole. The opinion of the Independent Board Committee will take into account the advice from the Independent Financial Adviser and will be attached in the circular to be despatched to the shareholders of the Company.

The Board (including the independent non-executive Directors of the Company) is of the view that the loan and bill discounting services and other financial services contemplated under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance, the respective financial services contemplated under the China Telecommunications Corporation Financial Services Framework Agreement entered into between China Telecom Finance and the Parent Company, the respective financial services contemplated under the CCS Financial Services Framework Agreement entered into between China Telecom Finance and CCS, the respective financial services contemplated under the New Guomai Financial Services Framework Agreement entered into between China Telecom Finance and New Guomai and the respective financial services contemplated under the Safety Technology Financial Services Framework Agreement entered into between China Telecom Finance and Safety Technology are in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, and that the terms, as well as the Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

THE EGM

The EGM will be convened to consider and, if thought fit, to approve, among other things, the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the Annual Caps applicable thereto. Pursuant to Rule 14A.36 of the Hong Kong Listing Rules, any shareholder with a material interest in the relevant continuing connected transactions is required to abstain from voting on the relevant resolutions at the EGM. Accordingly, the Parent Company and/or its associates are required to abstain from voting on the resolution in respect of the relevant continuing connected transactions at the EGM.

An Independent Board Committee comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason, has been formed to advise the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the Annual Caps applicable thereto. The Company has appointed Trinity Corporate Finance Limited as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the Renewed Annual Caps applicable thereto.

Pursuant to the Shanghai Listing Rules, the China Telecommunications Corporation Financial Services Framework Agreement, the CCS Financial Services Framework Agreement, the New Guomai Financial Services Framework Agreement and the Safety Technology Financial Services Framework Agreement shall be subject to the Independent Shareholder’s approval. Therefore, the Company will seek Independent Shareholders’ approval for the above financial services framework agreements.

A circular containing (i) details of the above Financial Services Framework Agreements thereto; (ii) a letter from the Independent Board Committee; (iii) a letter from the Independent Financial Adviser; and (iv) a notice of the EGM, is expected to be despatched to the shareholders of the Company on or before 12 November 2021.

GENERAL INFORMATION

The Company is an integrated intelligent information services operator and whose principal business is the provision of fundamental telecommunications businesses including comprehensive wireline telecommunications services and mobile telecommunications services, Internet access services, information services and other value-added services.

China Telecom Finance, a non-banking financial institution legally established with the approval of the CBIRC, is a limited liability company incorporated in the PRC on 8 January 2019 as approved by the relevant PRC government authorities, including but not limited to the CBIRC, for the purpose of providing capital and financial management services to the member units of the Parent Company.

Parent Company is a state-owned enterprise and its principal business is investment holding of companies, which are primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses.

CCS is a leading service provider in the informatisation sector in the PRC, providing integrated comprehensive solutions in the informatisation sector, including telecommunications infrastructure services, business process outsourcing services and applications, content and other services.

New Guomai is a listed company in Shanghai, whose principal business includes internet entertainment services, hotel operations, business travel services, etc.

Safety Technology is a group service provider in public safety products and services, and dedicates to the improvement and industrialisation of public safety technology. Its principal business includes research and development, manufacturing, sales and related services of public safety emergency platform software and emergency platform equipment.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms and expressions have the following meanings:

“Annual Caps”	the maximum aggregate annual values

“associate”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Board”	the board of Directors of the Company

“CBIRC’	China Banking and Insurance Regulatory Commission, including its designated institution

“CCS”	China Communications Services Corporation Limited ( 中 國 通 信 服 務 股 份 有 限 公 司 ), a subsidiary of China Telecommunications Corporation, the Company’s controlling shareholder and is a joint stock limited company incorporated in the PRC on 30 August 2006 and whose H shares are listed on the Hong Kong Stock Exchange. Its principal business includes the provision of telecommunications infrastructure services, business process outsourcing services and applications and content and other services

“CCS EGM”	the extraordinary general meeting of CCS to be convened, or any adjournment thereof

“CCS Financial Services Framework Agreement”	the financial services framework agreement entered into between China Telecom Finance and CCS on 22 October 2021, with expiration on 31 December 2024, in relation to the provision of several financial services to CCS Group

“CCS Group”	CCS and its subsidiaries

“China Telecommunications Corporation”	China Telecommunications Corporation (中國電信集團有限公司), its associates and its commonly held entity held with the Group, excluding the Group, the CCS Group, the New Guomai Group and the Safety Technology Group

“China Telecommunications Corporation Financial Services Framework Agreement”	the financial services framework agreement entered into between China Telecom Finance and the Parent Company on 22 October 2021, with expiration on 31 December 2024, in relation to the provision of several financial services to China Telecommunications Corporation excluding the Group, the CCS Group, the New Guomai Group and the Safety Technology Group

“China Telecom Finance”	China Telecom Group Finance Co., Ltd. (中國電信集團財務有限公司), a non-banking financial institution legally established with the approval of the CBIRC, is a limited liability company incorporated in the PRC on 8 January 2019 as approved by the relevant PRC government authorities, including but not limited to the CBIRC, for the purpose of providing capital and financial management services to the member units of the Parent Company

“China Telecom Financial Services Framework Agreement”	the financial services framework agreement entered into between the Company and China Telecom Finance on 22 October 2021, with expiration on 31 December 2024, in relation to the provision of several financial services to the Group

“Company”	China Telecom Corporation Limited (中國電信股份有限公司), a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, with its H shares and A Shares listed on the Stock Exchange and the Shanghai Stock Exchange, respectively and whose principal business is the provision of fundamental telecommunications businesses including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, information services and other related services

“commonly held entity”	has the meaning ascribed to it in the Hong Kong Listing Rules

“connected person”	has the meaning ascribed to it in the Hong Kong Listing Rules

“connected subsidiary”	has the meaning ascribed to it in the Hong Kong Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Directors”	the directors of the Company

“EGM”	the second extraordinary general meeting of the Company in 2021 to be convened, the notice of which will be set out in the circular, or any adjournment thereof

“Financial Services Framework Agreements”	the China Telecom Financial Services Framework Agreement, the China Telecommunications Corporation Financial Services Framework Agreement, the CCS Financial Services Framework Agreement, the New Guomai Financial Services Framework Agreement and the Safety Technology Financial Services Framework Agreement

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	an independent board committee, comprising all of the independent non-executive Director’s of the Company, namely Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason, formed to advise the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance and the Annual Caps applicable thereto

“Independent Financial Adviser”	Trinity Corporate Finance Limited, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the deposit services contemplated under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance and the Annual Caps applicable thereto

“Independent Shareholders”	shareholders of the Company other than the Parent Company and its associates

“major cooperative commercial banks”	major cooperative state-owned commercial banks and national joint stock commercial banks

“member units”	has the meaning ascribed to it in the definition of Article 3 of the Administrative Measures of Finance Companies of Enterprise Groups (Order No. 8 of 2006 issued by the China Banking Regulatory Commission), including the parent company and its subsidiary in which the parent company holds more than 51% of the shares, any company in which the parent company and its subsidiaries (either individually or jointly) hold more than 20% of the shares or hold less than 20% of the shares but are the largest shareholder of such company

“New Guomai”	New Guomai Digital Culture Co.,Ltd (新國脈數字文化股 份有限公司), a subsidiary of China Telecommunications Corporation, the Company’s controlling shareholder and is a joint stock limited company incorporated in the PRC on 1 April 1992 and whose A shares are listed on Shanghai Stock Exchange. Its principal business includes internet entertainment services, hotel operations, business travel services, etc.

“New Guomai EGM”	the extraordinary general meeting of New Guomai to be convened, or any adjournment thereof

“New Guomai Financial Services Framework Agreement”	the financial services framework agreement entered into between China Telecom Finance and New Guomai on 22 October 2021, with expiration on 31 December 2024, in relation to the provision of several financial services to New Guomai Group

“New Guomai Group”	New Guomai and its subsidiaries

“Parent Company”	China Telecommunications Corporation (中國電信集團有 限公司), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company. Its principal business is investment holding of companies which are primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Safety Technology”	Beijing Global Safety Technology Co., Ltd (北京辰安科技 股份有限公司), a subsidiary of China Telecommunications Corporation, the Company’s controlling shareholder and is a joint stock limited company incorporated in the PRC on 21 November 2005 and whose A shares are listed on Shenzhen Stock Exchange. Its principal business includes research and development, manufacturing, sales and related services of public safety emergency platform software and emergency platform equipment

“Safety Technology EGM”	the extraordinary general meeting of Safety Technology to be convened, or any adjournment thereof

“Safety Technology Financial Services Framework Agreement”	the financial services framework agreement entered into between China Telecom Finance and Safety Technology on 22 October 2021, with expiration on 31 December 2024, in relation to the provision of several financial services to Safety Technology Group

“Safety Technology Group”	Safety Technology and its subsidiaries

“Shareholders”	The shareholders of the Company

“Shanghai Listing Rules”	the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“Shanghai Stock Exchange”	Shanghai Stock Exchange

“Shenzhen Stock Exchange”	Shenzhen Stock Exchange

By Order of the Board
China Telecom Corporation Limited
Ke Ruiwen
Chairman and Chief Executive Officer

Beijing, China, 22 October 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward- looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (both as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

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